2004 SUMMARY ANNUAL REPORT

12-31-04



05050726



First production from the Kizomba A project occurred in August 2004, setting an industry record for project execution time from contract award to first oil for a project of this size. Production from the 36-slot tension leg platform (shown here and on the cover) is transferred to the world's largest floating production, storage, and offloading vessel.

TABLE OF CONTENTS

The term *Upstream* refers to exploration, development, production, and gas and power marketing. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Projections, targets, expectations, estimates, and business plans in this report are forward-looking statements. Actual future results, including demand growth and energy mix; capacity growth; the impact of new technologies; capital expenditures; project plans, dates, and capacities; production rates and resource recoveries; and efficiency gains and cost savings could differ materially due to, for example, changes in long-term oil and gas prices or other market conditions affecting the oil and gas industry; reservoir performance; timely completion of development projects; war and other political or security disturbances; changes in law or government regulation; the actions of competitors; unexpected technological developments; the occurrence and duration of economic recessions; the outcome of commercial negotiations; unforeseen technical difficulties; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's most recent Form 10-K.

Definitions of certain financial and operating measures and other terms used in this report are contained in the section titled "Frequently Used Terms" on pages 44 and 45. In the case of financial measures, the definitions also include information required by SEC Regulation G to the extent we believe applicable.

"Factors Affecting Future Results" and "Frequently Used Terms" are also posted on our website and are updated from time to time during the year.

Certain reclassifications to prior years have been made to conform to the 2004 presentation.

To grow and prosper, the world will need 60 percent more energy by 2030 – an enormous challenge. This challenge demands more than the foresight to push ahead in new areas and markets. It requires people who are committed to finding better solutions through new technology and with the collective experience to successfully apply them. Not just quarter to quarter but decade to decade. This challenge brings continued dedication to the values that drive us:

discipline, integrity, reliability, consistency, and a commitment to technology. These principles are fundamental to our success today, and will remain so as we take on the world's toughest energy challenges.

To Our Shareholders

2004 was an outstanding year for our Company. We earned net income of $25.3 billion, the highest in the history of the Corporation. Cash flow from operations and asset sales was $43.3 billion, also a record. Return on average capital employed increased to 24 percent. And we returned nearly $15 billion to shareholders in dividends and share buybacks. Cumulatively since the merger, we have paid $33 billion in dividends and distributed nearly $24 billion through share purchases, reducing shares outstanding by over 8 percent.

Our disciplined approach generated strong performance in each of our business lines and enabled us to fully capture the benefits of a robust business environment. The Upstream recorded the highest earnings in our history and generated more net income per barrel than our competitors over the past five years. Downstream earnings were also a record and increased 62 percent from 2003. And our Chemical business set a new earnings record – more than doubling 2003 results – and exceeded competitors' returns.

The strength of our performance in recent years speaks to the success of the merger. The breadth and scale of our combined businesses provided a platform for a step-change improvement in our financial and operating performance, our ability to leverage technology, and our capability to execute. And we continue to see more opportunity.

ExxonMobil is well-positioned to meet the challenges of a rapidly changing and developing world. Our industry is constantly evolving. The industry has globalized as the world's economies have expanded. Partners and competition change. New opportunities are larger, more capital intensive, and often in remote areas or difficult physical environments. Business cycles fluctuate, but our long-term view provides us with consistent direction. Finally, technology has improved the methods we employ and the results we achieve in meeting the world's energy challenges.

The challenges are enormous. Even with significant energy efficiency gains, we estimate the world's oil and gas needs are likely to grow 50 percent by 2030. The industry must develop approximately 170 million oil-equivalent barrels per day of new production – about one-third higher than the current rate. Meeting these needs in a safe, environmentally responsible way is essential to support the development that drives improvement in the world's standard of living.

Change associated with this challenge is inevitable and is likely to accelerate. ExxonMobil embraces change as a source of business opportunity. Our ability to adapt and balance reward with risk is a competitive strength that will be of increasing importance.

The challenges ahead play to ExxonMobil's strengths. We achieve results through the disciplined implementation of strategies that are unique to each of our businesses. But, at the core, these strategies are underpinned by principles that are fundamental to all of our businesses and practiced by our employees in each of the roughly 200 countries and territories in which we operate around the world. We can count on these core principles for stability and consistency as we progress our long-term business objectives and adapt to change.

Our approach begins with safety – an area where we continuously improve upon our industry-leading performance. **We believe an organization that has a disciplined, successful approach to safety carries that discipline into all aspects of its operations.**

Our operational excellence is demonstrated by projects completed on time and on budget. **We meet our commitments and set industry benchmarks in the process.** We are relentless in our pursuit of efficiencies, which are enabled by our rigorous project management, operating systems, and work processes deployed in our global functional organization.

Our selective and disciplined investment approach has delivered pacesetting returns. Our unmatched financial strength gives us the flexibility to pursue multiple world-scale opportunities. We select only those investments that increase long-term shareholder value, and that are resilient across the business cycle. In 2004, we invested $15 billion, and continue to make substantial progress in advancing our significant portfolio of high-quality projects.

Advantages do not last forever. Our robust proprietary research effort is essential to improve performance capabilities faster than competition. **ExxonMobil's commitment and success in technology differentiate us from others and distinguish us as a partner of choice.** The changing nature of opportunities plays to our strength in technology.

And finally, we have long recognized the importance and value of maintaining high standards of ethics and business integrity. **We believe that both results and the manner in which those results are achieved matter.** The people of ExxonMobil take great pride in knowing that our behavior in all aspects is consistent with this belief.

These fundamental beliefs and values form the backbone of our business approach and are encompassed by our overarching commitment to excellence in everything we do. They are embedded in our culture. We are confident that they will continue to serve us well as our Company embraces the changing world and takes on the toughest energy challenges.



Lee R. Raymond
Chairman and CEO

Rex W. Tillerson
President



Lee R. Raymond
Chairman and CEO

Rex W. Tillerson
President

is well-positioned to meet the challenges of a rapidly changing and developing world.

FINANCIAL HIGHLIGHTS

(millions of dollars, unless noted)	2004	2003	2002	2001	2000
Sales and other operating revenue	**291,252**	237,054	200,949	208,715	227,596
Net income	**25,330**	21,510	11,460	15,320	17,720
Cash flow from operations and asset sales[1]	**43,305**	30,788	24,061	23,967	28,707
Capital and exploration expenditures[1]	**14,885**	15,525	13,955	12,311	11,168
Cash dividends to ExxonMobil shareholders	**6,896**	6,515	6,217	6,254	6,123
Common stock purchases *(gross)*	**9,951**	5,881	4,798	5,721	2,352
Research and development costs	**649**	618	631	603	564
Cash and cash equivalents at year end[2]	**18,531**	10,626	7,229	6,547	7,080
Total assets at year end	**195,256**	174,278	152,644	143,174	149,000
Total debt at year end	**8,293**	9,545	10,748	10,802	13,441
Shareholders' equity at year end	**101,756**	89,915	74,597	73,161	70,757
Average capital employed[1]	**107,339**	95,373	88,342	88,000	87,463
Market valuation at year end	**328,128**	269,294	234,101	267,577	301,239
Regular employees at year end *(thousands)*	**85.9**	88.3	92.5	97.9	99.6

KEY FINANCIAL RATIOS

	2004	2003	2002	2001	2000
Net income per common share *(dollars)*	**3.91**	3.24	1.69	2.23	2.55
Net income per common share – assuming dilution *(dollars)*	**3.89**	3.23	1.68	2.21	2.52
Return on average capital employed[1] *(percent)*	**23.8**	20.9	13.5	17.8	20.6
Net income to average shareholders' equity *(percent)*	**26.4**	26.2	15.5	21.3	26.4
Debt to capital[3] *(percent)*	**7.3**	9.3	12.2	12.4	15.4
Net debt to capital[4] *(percent)*	**(10.7)**	(1.2)	4.4	5.3	7.9
Current assets to current liabilities	**1.40**	1.20	1.15	1.18	1.06
Fixed charge coverage *(times)*	**36.1**	30.8	13.8	17.7	15.6

(1) See Frequently Used Terms on pages 44 and 45.
(2) Excluding restricted cash of $4,604 million.
(3) Debt includes short and long-term debt. Capital includes short and long-term debt, shareholders' equity, and minority interests.
(4) Debt net of cash, excluding restricted cash. The ratio of net debt to capital including restricted cash is (16.3) percent for 2004.

RECORD EARNINGS IN 2004

Functional Earnings and Net Income

Upstream ☐ Downstream ☐ Chemical ☐ All Other Segments ☐ Net Income

(billions of dollars)



30
25
20
15
10
5
0
–2
2000
2001
2002
2003
2004

SUPERIOR SHAREHOLDER RETURNS[1]

☐ ExxonMobil ☐ S&P 500

(percent per year)



30
25
20
15
10
5
0
–5
1 Year
5 Years
10 Years
20 Years

(1) Annualized appreciation of the stock price over a period with dividends reinvested, and excluding trading commissions and taxes.


execution of the right strategies and activities generates superior results.
At ExxonMobil, decisions are made to maximize results for the long term. They are rooted
in long-held corporate values and carried out with the highest standards and

Our Management Committee oversees and provides leadership for the disciplined execution of our global business. Each of the five members is functionally responsible for a part of the operating business and business services. All major decisions, strategic plans, and results are reviewed by this group. The committee works as an integrated team, assessing reward and risk, and making the decisions that will shape our business and maximize returns for our shareholders. Collectively, the committee brings over 180 years of company and industry experience to the decisions they make.

The Management Committee ensures that the core values and principles that have established us as the world's premier petroleum and petrochemical company are reflected in the Corporation's long-term strategies and day-to-day activities. Foremost among them is the straightforward approach and integrity with which we conduct our business, including our relationships with shareholders, governments, customers, business partners, employees, and communities.

Anchored by our unmatched financial strength and industry-leading technology, our disciplined approach to the business enables us to fulfill our basic economic function and responsibilities as a corporate citizen. Our challenge is to meet the needs of a growing worldwide economy, while improving the communities where we operate, and delivering unparalleled long-term value to our shareholders.

The Management Committee consists of, from left:
Ed Galante, Senior Vice President;
Rex Tillerson, President;
Lee Raymond, Chairman and CEO;
Stuart McGill, Senior Vice President; and,
Steve Simon, Senior Vice President.

ROCE LEADERSHIP

Annual Return on Average Capital Employed

□ ExxonMobil ▣ Integrated Oil Competitor Average[1]

(percent)


25
20
15
10
5
0
2000
2001
2002
2003
2004

(1) Royal Dutch Shell, BP, and ChevronTexaco values calculated on a consistent basis with ExxonMobil, based on public information. Competitor data estimated for 2004.

Technology

Our unwavering commitment to research underscores a fundamental belief that technology is absolutely vital to our effort to provide reliable and affordable energy supplies. Increasingly, proprietary technology solutions are a key differentiating factor for ExxonMobil.

ExxonMobil invests over $600 million per year on proprietary research. During the past 10 years, we have received over 10,000 patents. We balance our investments between extensions of existing technology and breakthrough research. The development of extensions is prioritized by business need and is focused on the development of improved technologies for application to day-to-day operations. A significant portion of our research effort is also aimed at discovering next-generation and breakthrough technologies that have the potential to provide a step-change to the Corporation's competitive position and financial performance.

We believe our understanding of the subsurface is unparalleled. We continue to develop new tools to add to our industry-leading suite of proprietary technology.





Above – Proprietary hardware and software have advanced Remote Reservoir Resistivity Mapping (R3M) for direct hydrocarbon detection.

Right – Our advances in 3D visualization are resulting in more efficient development and production of oil and gas fields.

We continue to set new industry benchmarks in drilling and completions.




≈6 miles

Above – ExxonMobil is improving well production rates and reducing well-related problems using technologies validated by learnings in the laboratory and the field.

Right – ExxonMobil engineers use an integrated suite of technologies to drill and complete complex extended-reach wells.



Left - With our partners, ExxonMobil developed, and successfully field-tested under arctic conditions, the world's strongest linepipe (X120), which could be used for the proposed Alaska Gas pipeline.

Right - We are commercializing our industry-leading gas-to-liquids (GTL) technology to make high-quality diesel and lube basestocks.



Technology is the key to unlocking the value of remote resources.

Higher value from proprietary catalysts, applied across our unparalleled portfolio of refining and chemical plants, gives ExxonMobil a competitive advantage.



Above - The *Nebula-20* catalyst enables us to meet more stringent ultralow-sulfur specifications, while minimizing investment.



Left - Metallocene technology has allowed us to develop a broad suite of chemical products with enhanced properties ranging from polyethylenes that provide outstanding stiffness and clarity to revolutionary elastomers.

ExxonMobil uses state-of-the-art research tools to develop new and improved processes and catalyst systems.



Left - High-throughput experimentation (HTE) is accelerating our research and development, especially for new catalysts in both refining and chemicals.

Right - Competitive advantages generated by process technology include the ability to process low-cost feedstock, increase yield, and add effective capacity for significantly less investment than new grassroots plants.



DREAM




DOCKWISE



Kizomba B utilized a design similar to Kizomba A in order to reduce costs and cycle time. The project is expected to develop 1 billion barrels of oil from the Kissanje and Dikanza fields.

In December 2004, the tension leg platform left the construction yard in Korea and will be installed on site in Angola in early 2005.

s key to leading results. ExxonMobil's

Upstream sets benchmarks as an industry leader in project

execution and operating performance.

Exploration, Development, Production, and Gas & Power Marketing

2004 RESULTS AND HIGHLIGHTS

Earnings were $16.7 billion, up 15 percent and a record, primarily due to strong oil and natural gas prices.

Upstream return on average capital employed was 33 percent in 2004 and averaged 29 percent over the past five years.

Net income per oil-equivalent barrel was $10.81.

Total liquids and gas production available for sale was 4.2 million oil-equivalent barrels per day, exceeding all competitors. Strong liquids production growth of 2.2 percent was offset by lower gas production, which declined 2.5 percent.

Proved oil and gas reserve additions totaled 1.8 billion oil-equivalent barrels, excluding asset sales and year-end price/cost revisions. The Corporation replaced 112 percent of production including asset sales, and 125 percent excluding asset sales. This is the 11th year in a row that ExxonMobil has more than replaced reserves produced.

At 22 billion oil-equivalent barrels, ExxonMobil's proved reserves are the highest among nongovernmental producers. New field resource additions totaled 2.9 billion oil-equivalent barrels in 2004. ExxonMobil's resource base now stands at 73 billion oil-equivalent barrels.

Finding costs were $0.44 per oil-equivalent barrel.

Upstream capital and exploration spending remained robust at $11.7 billion, driven by a strong portfolio of development projects.

UPSTREAM RETURN ON AVERAGE CAPITAL EMPLOYED



ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004

UPSTREAM NET INCOME PER BARREL



ExxonMobil
Integrated Oil Competitor Average(1)
(dollars per oil-equivalent barrel)
12
10
8
6
4
2
0
2000
2001
2002
2003
2004

(1) Royal Dutch Shell, BP, and ChevronTexaco values calculated on a consistent basis with ExxonMobil, based on public information. Competitor data estimated for 2004.

STATISTICAL RECAP

	2004	2003	2002	2001	2000
Earnings *(millions of dollars)*	**16,675**	14,502	9,598	10,736	12,685
Liquids production *(thousands of barrels per day)*	**2,571**	2,516	2,496	2,542	2,553
Natural gas production available for sale *(millions of cubic feet per day)*	**9,864**	10,119	10,452	10,279	10,343
Oil-equivalent production *(thousands of barrels per day)*	**4,215**	4,203	4,238	4,255	4,277
Proved reserves replacement[1] *(percent)*	**125**	107	118	111	112
New field resource additions *(millions of oil-equivalent barrels)*	**2,940**	2,110	2,150	2,490	2,120
Average capital employed *(millions of dollars)*	**50,642**	47,672	43,064	40,029	41,218
Return on average capital employed *(percent)*	**32.9**	30.4	22.3	26.8	30.8
Capital and exploration expenditures *(millions of dollars)*	**11,715**	11,988	10,394	8,816	6,933

(1) Excluding asset sales and year-end price/cost revisions.

Our Upstream Business

ExxonMobil's industry-leading, geographically diverse Upstream business includes the largest reserve base among nongovernmental oil companies, a development portfolio of over 100 projects involving more than $80 billion in net investment, the leading production base, and global gas and power marketing activities.

2004 Global Upstream Summary

Countries with operations	37
Resource base *(oil-equivalent barrels)*	73 billion
Reserves *(oil-equivalent barrels)*	22 billion
Exploration acreage *(gross acres)*	109 million
Production *(oil-equivalent barrels per day)*	4.2 million
Producing wells *(gross)*	59 thousand

Functional Organization Capitalizes on Strengths

ExxonMobil has an experienced, dedicated, and diverse work force of exceptional quality. The Upstream is comprised of four global functional organizations – Exploration, Development, Production, and Gas & Power Marketing. Each organization is supported by the Upstream Research Company. This global functional structure leverages our upstream strengths. Our structure was not created overnight. It has been developed and refined over a long period of time, and reflects a constancy of purpose that is grounded in our long-term view of the business. It is not easy to duplicate, and is a competitive advantage.

OUR UPSTREAM STRATEGIES

Regardless of the business environment, our core upstream strategies continue to deliver solid results. They are enhanced by an unparalleled commitment to technology, leveraged by our global functional organization, and supported by our dedication to superior execution, operational excellence, and a continual focus on cost management.

Although conditions and opportunities change from year to year, our core strategies remain constant. These key strategies are:

- Maximize profitability of existing oil and gas production;
- Identify and pursue all attractive exploration opportunities;
- Invest in projects that deliver superior returns; and,
- Capitalize on growing natural gas and power markets.



Chad production exceeded 200 thousand barrels of oil per day in 2004. The Chad project will recover an estimated 1 billion barrels (gross) of oil. Above, Dingamyo Mbao surveys operations at the Central Treating Facility at Kome, Chad.

A Strong, Diverse Production Base

Large, highly profitable, and established oil and gas operations in North America, Europe, Asia Pacific, West Africa, and the Caspian form a strong foundation for our business.

Our portfolio includes about 59,000 gross productive wells from more than 8,300 reservoirs and nearly 600 offshore platforms. This breadth provides an efficient base to generate new production from work programs and near-field opportunities.

Profitable Growth Opportunities

ExxonMobil Upstream has over 70 major development projects under way. From the industry's largest portfolio of opportunities, we are able to pursue all projects and select the best according to our rigorous investment criteria. We gain significant scale advantages by leveraging best practices and technology across all opportunities. Our processes ensure we not only optimize profitability, but also mitigate risk through prudent diversification.

We brought eight major new projects on stream in 2004, with targeted gross peak liquids production of 420 thousand barrels per day (average ExxonMobil interest, 39 percent) and gross peak gas production of 1.7 billion cubic feet per day (average ExxonMobil interest, 35 percent). Over the last six years, we started up over 70 major projects that we expect will produce 3.7 billion oil-equivalent barrels (net) by 2010.

As future development projects bring new resources on line, we expect a shift in the geographic mix of production volumes. Growth areas include West Africa, the Middle East, the Caspian, and Russia. We expect these areas will contribute over 40 percent of producing volumes in 2010 versus about 20 percent today. Established areas in North America, Europe, and Asia Pacific are still expected to provide in excess of half our total production in 2010.

Geopolitics, economics, and technology are opening up new areas for development that present the industry with new challenges – challenges that play to ExxonMobil's strengths.



We expect major development projects currently in the pipeline will develop up to 24 billion net oil-equivalent barrels of resources. Shown here, development drilling on Angola Block 15.

We are investing now to capitalize on many new opportunities that are often in remote areas or involve difficult physical environments, technical challenges, or frontier resources. Examples include arctic and deepwater resources as well as LNG, tight gas, and heavy oil. We expect production from these opportunities to nearly double by 2010 even while conventional volumes remain significant at about 60 percent.

Commitment to Technology

Oil and gas resources remain plentiful, but it takes the best technology and an organization with the know-how to profitably find, develop, and produce them. New technology gives us the tools and understanding to improve recovery from existing fields and to develop opportunities that were previously out of reach. For example, 40 years ago, 500 feet of water was the deepest industry had drilled. With new technology, we have drilled wells in excess of 7,000 feet of water.

PRODUCTION VOLUME CONTRIBUTION BY RESOURCE TYPE


LNG
Deepwater
Extra Heavy Oil
Arctic
Tight Gas
Acid/Sour Gas
Conventional Base and Work Programs
Conventional Projects
2004


LNG
Deepwater
Extra Heavy Oil
Arctic
Tight Gas
Acid/Sour Gas
Conventional Base and Work Programs
Conventional Projects
2010

OUR WORLDWIDE ACTIVITIES

Resource & Reserve Additions in 2004

ExxonMobil continued to explore for and add significant new resources in 2004 – 2.9 billion oil-equivalent barrels in total. This marks the fifth consecutive year that resource additions exceeded 2 billion oil-equivalent barrels. Key resource additions were made in Qatar, the United States, Canada, and Nigeria. Technology applications have held finding costs below $0.75 per barrel for the last five years.

We added 1.8 billion oil-equivalent barrels to proved reserves in 2004, excluding year-end price/cost revisions. The Corporation replaced 112 percent of production including asset sales and 125 percent excluding asset sales. We have also stated, for the first time, our 2004 reserves to reflect the impact to the proved reserve base from using prices on December 31, 2004. Including year-end price/cost revisions and asset sales, we replaced 83 percent of production. Refer to our 2005 Proxy Statement, page A58, for more information.

Year-end price/cost revisions in 2004 were due to unusually low bitumen prices on December 31, 2004, at our Cold Lake heavy oil development. However, prices increased substantially after December 31, and resulted in the rebooking of approximately 0.5 billion oil-equivalent barrels to the proved category at Cold Lake in 2005.

ExxonMobil has always taken a rigorous and structured approach to booking proved reserves. All reserve additions



LNG activities in Qatar represented the largest source of proved reserve adds in 2004 – a result of the successful, growing partnership between ExxonMobil and Qatar Petroleum.

2004 Global Production Summary

Region	Liquids *(kBD)*	Gas *(MCFD)*	Percent*
United States	557	1,947	21
Canada	355	972	12
Europe	583	4,614	32
Africa	572	–	14
Middle East	158	642	6
Asia Pacific	202	1,519	11
Other Areas	144	170	4
Total Worldwide	2,571	9,864	100

*Percent of oil-equivalent total

and revisions are subject to a long-standing, structured management review process regarding the reasonable certainty of recovery, which is the standard set by the Securities and Exchange Commission.

THE AMERICAS



ExxonMobil's operations in North and South America contributed about 42 percent of 2004 Upstream earnings. We optimize this diverse portfolio through investment in high-return opportunities, while enhancing existing capacity and selectively divesting properties when it adds value.

For example, in 2004, we arranged to farm out some of our undeveloped Canadian properties, transfer a number of mature producing assets in West Texas, and, with a partner, jointly explore deep gas plays on more than 800,000 acres onshore Louisiana and offshore Gulf of Mexico. Opportunities like these maximize value from mature properties and add resources efficiently and through broader application of proprietary technologies.

United States

We continue to develop one of the leading acreage positions in the Gulf of Mexico. In the ultra-deepwater foldbelt, we participated in the successful appraisal of the St. Malo discovery (ExxonMobil interest, 4 percent) in 2003. This provided us with valuable geotechnical data to assess the exploration potential of surrounding ExxonMobil acreage in the Walker Ridge area, where we are the predominant acreage holder.

Additional development projects are slated to add to the production from more than 40 existing Gulf of Mexico fields where ExxonMobil has an interest. Production began in 2004 from the Llano field (ExxonMobil interest, 23 percent) and the South Diana field (ExxonMobil interest, 100 percent). The start-up of the deepwater Thunder Horse development (ExxonMobil interest, 25 percent) is projected for the second half of 2005.



ExxonMobil continues to be a major producer in the North Sea. In addition to projects that leverage existing infrastructure, we are progressing new opportunities such as the Kristin development in Norway. Above, the semisubmersible platform is under construction in Norway.

The diversity of ExxonMobil's portfolio allows us to pursue all opportunities and select the best for investment.

In Alaska, we are in fiscal discussions with the state, a step toward the development of significant North Slope gas resources, which total 34 trillion cubic feet (gross). We are also commercializing tight gas resources from our significant acreage position in the Piceance Basin.

Canada

The main regulatory applications were filed in 2004 with Canadian authorities to build a 1.2-billion-cubic-foot-per-day, 800-mile pipeline as part of the Mackenzie Gas Project (ExxonMobil interest, 57 percent). The project will initially develop three large gas fields totaling 6 trillion cubic feet of gas (gross), at a peak rate of 850 million cubic feet per day, with start-up projected by the end of the decade.

Offshore eastern Canada, the Sable Offshore Energy Project (ExxonMobil interest, 60 percent) started up South Venture in 2004, ahead of schedule. This fifth field in the project is an example of the benefit of our "design one, build multiple" approach.

In western Canada, heavy oil operations in Cold Lake (Imperial Oil interest, 100 percent) and the Syncrude tar sands project (Imperial Oil interest, 25 percent) accounted for almost 370 thousand barrels per day of production (gross). An upgrader expansion at Syncrude is scheduled for completion in 2006.

South America

ExxonMobil produces 120 thousand barrels per day (gross) of extra-heavy crude from the Cerro Negro field (ExxonMobil interest, 42 percent) in Venezuela. The heavy oil is then upgraded to synthetic crude oil. Also in Venezuela, extended production tests are under way at La Ceiba as part of the commercialization evaluation plan for the block.

Offshore Colombia, ExxonMobil began exploration activities covering the 11-million-acre Tayrona block (ExxonMobil interest, 40 percent). We utilized our proprietary Remote Reservoir Resistivity Mapping (R3M) technology to progress evaluation of the block.

EUROPE



ExxonMobil is the largest net producer of hydrocarbons in Europe. ExxonMobil's European operations contributed about 26 percent of 2004 Upstream earnings. Extensive North Sea oil and gas operations, and significant onshore natural gas production, are among the Company's key assets.

In 2004, several major North Sea projects started up that leveraged existing infrastructure and increased production. These include Goldeneye (ExxonMobil interest, 39 percent), Scoter (ExxonMobil interest, 44 percent), and the Sleipner West Compression project and Alpha North satellite development (ExxonMobil interest, 32 percent). These projects are expected to develop over 500 million oil-equivalent barrels (gross).

New deepwater North Sea developments are also under way at Kristin (ExxonMobil interest, 11 percent) and the giant Ormen Lange field (ExxonMobil interest, 7 percent). Together they are expected to produce 2.5 billion cubic feet of gas per day (gross).

ExxonMobil is the largest gas producer in continental Europe where the world-class Groningen field in the Netherlands, and key fields in Germany, combine to help meet European gas demand. Compression projects are under way to ensure continued long-term integrity of the facilities and to extend field life.

Restructuring of our European gas marketing operations has progressed in anticipation of the impact of the European Gas Directives. Part of this effort includes an agreement to restructure the ownership and business activities of Gasunie in the Netherlands. This will position ExxonMobil to compete effectively in the future European gas market.

AFRICA



In Africa, ExxonMobil has a substantial, profitable net liquids production base of over 570 thousand barrels per day, up 29 percent from 2003 with substantial further growth opportunities being developed. Our operations in Africa contributed about 13 percent of 2004 Upstream earnings. We have a high-quality acreage position, including interests in 19 deepwater blocks offshore Africa covering almost 21 million gross acres, and a large number of new development projects recently completed and coming on stream.

In Angola, the Company has interests in five deepwater blocks that cover 4.5 million acres. With our co-venturers, we have announced 38 discoveries, which represent recoverable resource potential of almost 12 billion oil-equivalent barrels (gross).

When the ExxonMobil-operated Kizomba A development (ExxonMobil interest, 40 percent) started up in August 2004, it set an industry record for project execution time from contract award to first oil for a development of this size. Production from the world's largest floating production, storage, and offloading (FPSO) vessel has already ramped up to over 200 thousand barrels of oil per day (gross).

Kizomba A is one of three world-class developments on the prolific Angola Block 15 that are ultimately expected to develop over 2.5 billion barrels of oil at a total investment of about $10 billion (gross). Sister development Kizomba B incorporates our "design one, build multiple" approach that captures substantial cost savings. Planning is under way for Kizomba C, which will include the fourth and fifth offshore production centers on Block 15. Kizomba B and C are expected to start up in 2005 and 2007, respectively.

Construction is also in progress on the Dalia and Rosa Area projects (ExxonMobil interest, 20 percent) on Angola Block 17 with anticipated start-ups in 2006 and 2007, respectively.

In Nigeria, ExxonMobil is the operator for over 90 offshore platforms and other facilities. In 2004, ExxonMobil produced 570 thousand barrels of liquids per day (gross) as a participant in a joint venture (ExxonMobil interest, 40 percent for crude oil) with the Nigerian National Petroleum Corporation.

We capture significant savings with approaches such as "design one, build multiple" and our early production system.

Three major projects are progressing to increase future production capacity from the shallow water Nigerian shelf. Full-field development at Yoho is expected to be completed in 2005. Successful implementation of our first early production system (EPS) in 2002 improved returns by enabling first production more than three years ahead of full-field production. Together, the East Area Additional Oil Project and the East Area Natural Gas Liquids Project are expected to recover over 800 million oil-equivalent barrels of oil and natural gas liquids, and will significantly reduce gas flaring.

The Nigerian deepwater project Bonga (ExxonMobil interest, 20 percent), is expected to start up in 2005. First oil from the ExxonMobil-operated deepwater project, Erha (ExxonMobil interest, 56 percent), is anticipated in 2006. In 2004, the first subsea integration test ever conducted in West Africa took place in Nigeria for the Erha project. This critical milestone was successfully completed and represented a move forward in capability for West Africa.

In Equatorial Guinea, total production from Zafiro (ExxonMobil interest, 71 percent) increased 40 percent over 2003 with the ramp-up from the Southern Expansion Area Project. ExxonMobil's use of one of three EPSs resulted in rapid start-up and lower cost. In Chad (ExxonMobil interest, 40 percent), liquids production exceeded 200 thousand barrels per day (gross) with the addition of production from the Bolobo area. Planned Chad developments are ultimately expected to produce 1 billion barrels of oil (gross).

bove – Installation of the giant FPSO vessel at Kizomba A in Angola with the tension leg platform (TLP) visible in the background.

elow – Offloading oil at Kizomba A to a tanker for transport to market.





MIDDLE EAST



ExxonMobil has producing operations in Qatar, Abu Dhabi, and Yemen. There is also significant growth potential throughout the Middle East, where our project management expertise, coupled with technology leadership, makes us a partner of choice with host governments. ExxonMobil is pursuing opportunities in Qatar, Kuwait, and Abu Dhabi.

ExxonMobil's technology advantage plays a key role in commercializing challenging new resources.



ExxonMobil is a leader in developing large-scale integrated LNG projects. The gas lines shown above will handle over 3 billion cubic feet per day of natural gas from Ras Laffan offshore blocks.

We are supporting Qatar Petroleum in the development of the North Field, the largest nonassociated gas field in the world. Resources to be developed through existing and planned LNG trains, the gas-to-liquids (GTL) project, and pipeline sales projects exceed 25 billion oil-equivalent barrels (gross).

Our existing RasGas and Qatargas joint ventures (ExxonMobil interest, 18 to 34 percent) produced 18.7 million tons last year (gross) and sold LNG to customers in Japan, Korea, India, Spain, the United Kingdom, and the United States. RasGas started up Train 3 in February 2004. RasGas Trains 4 and 5 are expected to commence production in 2005 and 2007, respectively, with sales predominantly to Europe.

ExxonMobil and Qatar Petroleum are progressing plans for two additional projects to each supply LNG to Europe and the United States. The four 7.8-million-ton-per-annum trains will be the largest ever constructed. Two trains are expected to start up in 2008, one train in 2009, and another in 2010. Plans call for integration through the LNG supply chain, from liquefaction trains that are 60 percent larger than current standards, to transportation on larger ships, and regasification terminals in the United States and Europe.

In 2004, we announced an agreement to build what is the world's largest, fully integrated GTL plant planned to date. Upstream operations are expected to produce 1.4 billion cubic feet per day (gross) of feed gas and 165 thousand barrels of condensate and natural gas liquids per day (gross). The GTL plant is expected to convert the feed gas to yield 154 thousand barrels per day (gross) of products such as low-sulfur diesel, lube basestocks, and naphtha.

Finally, in 2005, the first phase of the multiphase Al Khaleej Gas Project (ExxonMobil interest, 100 percent) is anticipated to start up with pipeline sales to domestic users in Qatar.

LNG TECHNOLOGY LEADERSHIP

ExxonMobil is well-positioned to continue its leadership in the growing LNG trade. Our knowledge of world markets combined with advanced technology have allowed us to commercialize new resources. Technology has played a very important part in enabling economic supply of gas from remote sources. For example, our new LNG liquefaction trains will increase in size from around 3 million tons per annum of capacity in 2000 to almost 8 million tons by 2008. Likewise, we are currently designing LNG ships as large as 250,000 cubic meters, nearly double the 140,000-cubic-meter vessels commonly in use today. As a result of these scale advantages, unit costs are expected to decline by over 30 percent.

COST LEADERSHIP – LNG CONSTRUCTION


Left Scale:
Engineering, Procurement, and Construction Cost
(dollars per ton)
Right Scale:
Train Size
(million tons per annum)
400
300
200
100
0
8
6
4
2
0
1983
1999
2003
2005
2008

RUSSIA AND CASPIAN



ExxonMobil operates the $12 billion Sakhalin-1 project (ExxonMobil interest, 30 percent) offshore the Russian Far East. Total recoverable resources are estimated at 2.3 billion barrels of oil and 17 trillion cubic feet of gas (gross). In the first phase of the Chayvo field development, extended-reach wells were drilled from onshore to targets almost six miles offshore. This technology saved over $200 million. An early production systems (EPS) will allow first oil and gas sales in 2005, followed by full-field production in 2006.

In the Caspian, ExxonMobil has the unique position of participating in the development of three of the largest fields in the world – Tengiz and Kashagan in Kazakhstan, and Azeri-Chirag-Gunashli (ACG) in Azerbaijan. Phased development of these projects will continue well into the next decade.

Liquids production capacity at Tengiz (ExxonMobil interest, 25 percent) is currently 300 thousand barrels per day (gross).

Expected Project Start-Ups

	ExxonMobil Working Interest (%)	Target Peak Production (Gross) Liquids (KBD)	Gas (MCFD)	
2004				
Angola – Kizomba A	40	250	–	■
Canada – Sable Energy Tier 2 – South Venture	60	10	140	■
Chad – Bolobo	40	60	–	■
Norway – Sleipner West Alpha North	32	15	195	●
Norway – Sleipner West Compression	32	20	250	●
Qatar – RasGas Train 3	29	30	725	▲
U.K. – Goldeneye	39	30	260	●
U.K. – Scoter	44	5	125	●
2005 (Projected)				
Angola – Kizomba B	40	250	–	■
Azerbaijan – Azeri-Chirag-Gunashli (ACG) Phase 1	8	325	–	●
Nigeria – Bonga	20	200	150	●
Qatar – Al Khaleej Gas Phase 1	100	50	600	■
Qatar – RasGas Train 4	34	45	740	▲
Russia – Sakhalin-1 (Chayvo) Phase 1	30	250	1,000	■
U.K. – Arthur	70	5	120	■
U.S. – Thunder Horse	25	250	200	●

Operatorship:
■ = ExxonMobil Operated
▲ = Joint Operation ● = Operated by Others
– Not applicable.

Expansions at Tengiz are planned to add 520 thousand barrels per day (gross) with first-phase construction under way, and projected start-up in 2006.

Development planning and drilling continues on the first phase of the super-giant Kashagan field (ExxonMobil interest, 17 percent) that is expected to bring 450 thousand barrels per day (gross) of production on line. Future phases are expected to increase peak production to over 1 million barrels of oil per day (gross).

Production from the Chirag field in Azerbaijan totaled 130 thousand barrels per day (gross) in 2004. Developed resources from the planned three-phase ACG project (ExxonMobil interest, 8 percent) are expected to total 5.4 billion oil-equivalent barrels (gross). Phase 1 development of the Central Azeri field started up in February 2005 and is expected to expand production by 325 thousand barrels per day (gross).

ASIA PACIFIC



ExxonMobil's diverse operations in Asia Pacific contributed about 12 percent of 2004 Upstream earnings. Production operations are located in Malaysia, Australia, Indonesia, Thailand, Japan, and Papua New Guinea.

ExxonMobil is the largest oil producer in Malaysia, with 39 operated platforms in 17 fields, and net production of over 90 thousand barrels of liquids per day and 510 million cubic feet of gas per day in 2004. The Guntong Hub Project (ExxonMobil interest, 50 percent), scheduled for start-up in 2006, is expected to have peak production of 715 million cubic feet of gas plus associated liquids per day (gross). Further development is expected to span the next 15 years.

2004 net production in Australia totaled about 90 thousand barrels of oil and 400 million cubic feet of gas per day primarily from our offshore producing facilities in the Bass Strait. Efforts to develop the large gas resources off the Northwest Shelf continue. Development of the Greater Gorgon/Jansz area (ExxonMobil interest subject to final agreement) is expected to provide 10 million tons per year (gross) of LNG from two trains, targeted primarily to markets in Asia Pacific, beginning in 2009.

In 2004, the partners in the PNG Gas Project (ExxonMobil interest, 26 percent) in Papua New Guinea approved a plan to move to front-end engineering and design. Gas sales negotiations in support of project development are ongoing.

DOWNSTREAM


ESSO

Our award-winning *On the Run* convenience stores, such as this site in Italy, offer quality products and [illegible] leading-edge technology to [illegible] the best experience for [illegible] on the move.

Operating and capital positions ExxonMobil's Downstream as an industry leader, capable of outperforming the competition under a variety of market conditions.

Refining and Supply, Fuels Marketing, and Lubricants and Specialties

2004 RESULTS AND HIGHLIGHTS

Continued leadership in safety, reliability, scale, and technology helped contribute to our best-ever financial and operating results.

Earnings increased 62 percent to $5.7 billion versus 2003.

More than $1.7 billion of pretax cost efficiencies and revenue enhancements were achieved. We have delivered an average of $1.4 billion in pretax savings per year since 2000 through improvements that leverage our industry-leading proprietary technology, scale, and global functional organization.

Downstream capital expenditures were $2.4 billion in 2004, down 14 percent versus 2003, reflecting the completion of many low-sulfur fuel projects.

Downstream return on average capital employed was 21 percent, up from 13 percent in 2003, aided by stronger industry margins and ongoing "self-help" improvements.

Refinery throughput, at 5.7 million barrels per day, was up 4 percent versus 2003, with improved unit reliability that captured stronger industry margins.

Petroleum product sales were up 3 percent in 2004, largely due to stronger industry demand and higher refinery throughput.

DOWNSTREAM RETURN ON AVERAGE CAPITAL EMPLOYED

□ ExxonMobil ▨ Integrated Oil Competitor Average[1]

(percent)



24
20
16
12
8
4
0
2000
2001
2002
2003
2004

(1) Royal Dutch Shell, BP, and ChevronTexaco values calculated on a consistent basis with ExxonMobil, based on public information. Competitor data estimated for 2004.

STRONG DOWNSTREAM EARNINGS CONTRIBUTIONS

(billions of dollars)



7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004

STATISTICAL RECAP	2004	2003	2002	2001	2000
Earnings *(millions of dollars)*	**5,706**	3,516	1,300	4,227	3,418
Refinery throughput *(thousands of barrels per day)*	**5,713**	5,510	5,443	5,542	5,642
Petroleum product sales *(thousands of barrels per day)*	**8,210**	7,957	7,757	7,971	7,993
Average capital employed *(millions of dollars)*	**27,173**	26,965	26,045	26,321	27,732
Return on average capital employed *(percent)*	**21.0**	13.0	5.0	16.1	12.3
Capital expenditures *(millions of dollars)*	**2,405**	2,781	2,450	2,322	2,618

Our Downstream Business

ExxonMobil has refining operations in 25 countries, over 37,000 retail sites in more than 100 countries, and lubricants marketing in about 200 countries and territories. We have created sustainable competitive advantages that enable us to execute a broad array of "self-help" measures that generate attractive returns and create value for our shareholders.

ExxonMobil utilizes its world-class scale, along with industry-leading integration, efficiency, and technology to maximize shareholder value.

OUR DOWNSTREAM STRATEGIES

Our financial objectives in the Downstream can be summarized into three broad areas: margin enhancement, cost efficiency, and capital discipline. Delivering on these objectives enables us to create value for shareholders through industry-leading return on average capital employed. The key strategies we pursue to meet these objectives are:

- Maintain best-in-class operations in all respects;
- Provide quality, valued products and services to our customers;
- Lead industry in efficiency and effectiveness;
- Capitalize on integration with other ExxonMobil businesses;
- Selectively invest for resilient, advantaged returns; and,
- Maximize value from leading-edge technology.

Refining margins were robust in 2004, although marketing margins were lower than in 2003. The downstream industry continues to experience significant margin volatility and remains intensely competitive. We expect modest industry growth in mature markets, continued inflationary cost pressure, and ongoing investments to meet regulatory requirements. In this environment, ExxonMobil Downstream is focused on actions that enhance margin, improve reliability, increase asset utilization, and reduce costs.



ExxonMobil has more conversion capacity than any refiner in the world. Facilities like this delayed coker at our Baytown, Texas, refinery convert heavy, lower-cost crudes into high-value products.

OUR REFINING AND SUPPLY BUSINESS

ExxonMobil's Refining and Supply business provides quality products and feedstocks to customers around the world. We manufacture clean fuels, lubes, and other high-value products utilizing a highly efficient asset base. Our global supply organization optimizes supplies of crude and feedstock to our refineries and places our equity crude production in its highest-value disposition. As a result, we process about one-half of our equity crude and purchase nearly 5 million barrels per day of crude oil and feedstocks to maximize value from our refining assets. Timely application of technological advances continues to improve our operations.

Largest Global Refiner

Refinery interests	45
Distillation capacity *(barrels per day)*	6.4 million
Lube basestock capacity *(barrels per day)*	145 thousand
Crude oil and product tanker interests (>1kDWT)	32
Major petroleum products terminals	282



An engineer prepares for start-up of ExxonMobil's conversion project at Port Jerome-Gravenchon, France, which increased the yield of lower-sulfur motor fuels and high-value chemical feedstocks.

Different qualities of crude feedstocks can produce very different product slates, depending on the type of refinery. The cost differences between crude grades can vary significantly, as they did in 2004. This environment presents a tremendous opportunity for refiners that are configured to capture the benefits.

We have made prudent investments over time to install the right configuration where it counts. Our ability to convert lower-cost crudes into a higher yield of high-value products and chemical feedstocks maximizes our refining margin. With disciplined investment and industry-leading global scale, we generate better returns than our competition.

Leveraging Global Scale and Integration

Our global diversity, scale, and integration provide competitive advantages that increase returns and allow us to prudently manage risk. Overall, our refineries are 70 percent larger than the industry average, which enables us to reduce unit costs below the industry average. Integration at many locations with our petrochemical facilities, combined with our proprietary technology advantage, enables us to optimize production to the highest-value outlet on a daily basis.

Increasing Reliability

One of the most straightforward ways to improve profitability is to increase refinery utilization and raise the overall yield of higher-value products. In 2004, we reduced unplanned capacity loss by over 20 percent versus 2003, driven by improvements from the disciplined application of our Reliability and Maintenance Management System. Since its introduction, we have reduced maintenance costs by 30 percent.

Delivering Efficiencies

Energy and work force costs comprise two-thirds of total refining cash costs. A disciplined effort to reduce costs in these areas delivers results that flow directly to the bottom line. Since its inception in 1999, our proprietary Global Energy Management System (GEMS) has enabled us to identify more than $1 billion in pretax energy savings. Also, since 1998, Refining and Supply staffing has been reduced by 25 percent, driven mainly by work force efficiencies.

Growing Selectively

World-class scale and integration, industry-leading efficiency, leading-edge technology, and globally respected brands enable ExxonMobil to take advantage of attractive emerging growth opportunities. In 2004, we signed an agreement with Sinopec, Saudi Aramco, and Fujian Petrochemical to progress the design of the first fully integrated Sino-foreign petroleum and petrochemical project in China.

We also continue to pursue low-cost ways to incrementally add capacity in our existing facilities. Historically, we have added 1 to 2 percent per year to our refining capacity – the equivalent of building a new grassroots refinery every three years.

OUR FUELS MARKETING BUSINESS

ExxonMobil Fuels Marketing helps make life easier for customers on the move in more than 100 countries across the globe, creating value with high-quality and convenient products and services under our three strong brands: *Exxon*, *Mobil*, and *Esso*. Our business portfolio leverages globally common, consistently applied processes, marketing programs, and best practices to enhance worldwide business performance. The global Fuels Marketing business includes our retail chain, industrial and wholesale, aviation, and marine operations.

Diverse Customer Base Provides Global Outlet

Operations	100 countries on six continents
Service stations	37 thousand
Industrial and wholesale customers	1 million
Aviation operations	600 airports
Marine operations	300 ports

In 2004, we continued to improve the underlying structure of our business through relentless focus on execution in the areas of safety, cost efficiency, nonfuels income growth, and retail chain portfolio management.

Best-in-Class Operations Applied Across the Chain

We continuously search for new ways to lower costs and to increase productivity. We leverage our global scale to capture operating efficiencies and improve earnings by applying best practices and common systems through our worldwide functional organization. In 2004, our efforts reduced pretax costs by over $200 million.



Our product offerings and marketing programs are designed to appeal to the needs of customers like these, visiting an *On the Run* in New Zealand.

The *Exxon*, *Mobil*, and *Esso* brands are respected worldwide for providing high-quality products, combined with innovative enhancements that add value for our customers.

In retail, effective category management, car wash facilities, and strategic alliances with leading food and grocery marketers increased nonfuels income. The cumulative benefit of our cost efficiencies and nonfuels income growth initiatives results in a reduction in the fuels margin we require to break even. In the United States, for example, we have reduced this margin by 15 percent since 2000.

Nonfuels Income Initiatives Drive Margin Enhancement

Our portfolio of retail formats and service offerings is tailored to meet our customers' needs. Award-winning *On the Run* convenience stores reflect extensive market research and incorporate leading-edge technology. In 2004, we added nearly 300 *On the Run* convenience stores worldwide, providing our customers with a fast, fresh, and friendly experience in over 40 countries and territories.

In 2004, we expanded our strategic alliances to over 700 sites around the world. Strategic alliances in selected markets enhance our offering by leveraging the strength of a partner's brand or distribution system. Examples include our alliances with *Tesco* in the United Kingdom and Thailand, *Doutor* and *7-Eleven* in Japan, *Tim Hortons* in Canada, and *Innscor* across Africa.

Marketing programs such as our unique *Speedpass* payment system and our participation in the *Upromise* program in the United States build customer loyalty. More than 7 million customers now enjoy the convenience of paying by *Speedpass* at over 10,000 sites in the United States, Canada, Japan, and Singapore.

Above – Allessandro Besa and Davide Ballatori inspect the Gasoil Hydrofiner Unit, which produces ultralow-sulfur diesel, at the Trecate refinery in Italy.

Below – Nearly 1,300 *On the Run* convenience stores can be found in over 40 countries and territories around the globe.


ExxonMobil
Aviation

ExxonMobil Aviation supplies aviation fuel at more than 600 airports worldwide, delivered through an extensive distribution network that is monitored for efficiency and quality control from start to finish.

Discipline Improves Capital Efficiency

We maintain a productive asset base by utilizing a disciplined strategy to manage capital resources. Using our focused market approach, we select and prioritize potential markets through a comprehensive planning process. For each market, we assess customer preferences, develop detailed market models, and produce a resilient network plan. In markets where we have implemented this approach, our resulting retail chain is significantly more efficient and higher performing.

Market effectiveness, which is the ratio of the percentage of volume sold to the percentage of industry retail sites in a given market, is a common measure of asset performance in the retail business. Our market effectiveness is 50 percent better than industry in markets where we have seen the full benefits of a focused market approach, indicating the success of our retail chain highgrading efforts.


ALLTEL
DODGE

Mobil 1, the official motor oil of *NASCAR*, is the leading full-synthetic motor oil in the world.

OUR LUBRICANTS AND SPECIALTIES BUSINESS

ExxonMobil is the world's largest supplier of lube basestocks and a leading marketer of finished lubricants and specialty products. Leveraging three strong global brands, *Mobil*, *Exxon*, and *Esso*, along with the world's leading full-synthetic motor oil, *Mobil 1*, we are trusted by customers to deliver technically superior products in a global market. A dedicated organization and a strong distributor network supply high-quality lubricants and our application expertise to customers around the world.

Global Lubes Leadership Position

Lube basestock refineries	12
Average capacity per site	2 times industry
Blend plants	58
Lube basestock market share	18 percent
Finished lubricant market share	13 percent

Strategic sponsorships and alliances with high-performing motorsports teams and leading original-equipment manufacturers are a powerful endorsement of ExxonMobil's superiority in finished lubes.

A successful, industry-leading lubricant business should have global scale, a well-respected finished lubricant brand, a strong premium product line, leading-edge technology, and an efficient and effective supply chain.

ExxonMobil has all of these. We produce high-quality basestocks and lubricants through our interests in 12 lube refineries and 58 blend plants around the world. We have three brands recognized for quality products and services, and we deliver them efficiently to customers around the world. In total, we supply twice the volume of the next largest competitor.

We have implemented sophisticated supply-chain planning tools and simplified our system by consolidating blend plants and reducing product formulations. This contributed to a reduction in overall cost to serve customers by 5 percent in 2004 – a result that flowed directly to the bottom line.


Mobil
Mobil

…bil brand recognition is a strength of our lubes business. …Mobil is the leading international lubes marketer in the …growing Chinese market.

GROWING FLAGSHIP AND PREMIUM PRODUCTS

As the world's economies grow, so does the demand for higher-quality lubricants. ExxonMobil continues to grow market share in this most profitable part of the finished lubes business.

- *Mobil 1* is the endorsed, recommended, and/or approved engine oil for more than 50 percent of new luxury vehicles in the North American market. No other motor oil holds as many engine specification approvals.
- The growing list of automotive manufacturers recommending *Mobil 1* for their high-performance vehicles include the makers of *Aston Martin*, *Bentley*, *BMW*, *Cadillac*, *Corvette*, *Chrysler*, *Dodge*, *Mercedes Benz*, *Porsche*, and *Saab*.
- In 2005, we introduced new higher mileage, extended performance *Mobil 1* and *Mobil* product lines in the United States that will further differentiate these premium brands.


Mobil
5000
Mobil
1
Extended Performance
Mobil
7500

Leveraging Our Brand and Technology

Customers rely on high-quality *Mobil*, *Exxon*, and *Esso* branded finished lubricants to serve their automotive, industrial, commercial, aviation, and marine needs. Each application is supported by tailored marketing programs and an experienced sales force. Our global approach enables ExxonMobil to deliver consistent global brand messages – *Mobil* for the customer who requires high performance, and *Exxon* or *Esso* for customers who value quality and reliability.

Motorsports sponsorships like those with the *West McLaren Mercedes* and *Toyota* teams, plus strategic alliances with leading original-equipment manufacturers like Caterpillar, are a powerful endorsement of the technological superiority of our branded finished lubes. In passenger car lubricants, technological advancements enabled the introduction of a new line of *Mobil* lubricants in the United States that offers extended engine protection. In basestocks, our proprietary catalysis research has produced the *MSDW-2* catalyst, which is used in the industry's leading technology for making high-quality lube basestocks at lower cost.

Profitable Growth in Emerging Markets

Developing nations, with increasing demand for both industrial and automotive lubricants, present growth opportunities for ExxonMobil lubricants and specialties. In Eastern Europe, Russia, and China, sales have grown at double-digit rates for several consecutive years. In countries like China, we have leveraged our well-recognized brands, strong equipment manufacturer relationships, and technical expertise to develop a leading market position among foreign marketers. China is now our fourth largest market for finished lubricants.

Outstanding global brands, proprietary technology, and a low-cost, efficient supply chain help position us for continued growth and success in new markets.



CHEMICAL

Globally advantaged chemical complexes such as our integrated Singapore facility are well-positioned to supply growth in Asia.

differentiates ExxonMobil Chemical.

Concentration on our core competencies, as well as selective investment, produces growth and results that set us apart.

Chemical

2004 RESULTS AND HIGHLIGHTS

2004 earnings of $3.4 billion set a record – more than double those in 2003. Our unique mix of businesses, broad geographic coverage, and feedstock and integration advantages ideally positioned ExxonMobil to capitalize on an improved industry environment.

Chemical return on average capital employed reached 23 percent, up from 10 percent in 2003. ExxonMobil's Chemical returns exceeded the average returns of our major chemical competitors. Over the last 10 years, our Chemical segment achieved an average return of 14 percent. During the same period, we estimate our competitors' average return to have been 8 percent.

2004 prime product sales volume of 27.8 million tons was a record – 5 percent higher than in 2003. Growth in all regions was achieved by higher utilization of existing assets, supported by strong reliability and global supply optimization.

Capital expenditures were $0.7 billion. The Company continued to invest selectively in high-return efficiency projects, low-cost debottlenecks, and projects to support the growth of our specialty businesses.

Capacity is more than 40 percent higher than the last chemical cycle peak in 1995. Recent advantaged-capacity additions in Saudi Arabia and Singapore are contributing significantly to earnings growth. We are particularly well-positioned to continue to meet growing demand in Asia, which has been led by an expanding Chinese economy.

CHEMICAL OUTPERFORMED COMPETITION ACROSS THE BUSINESS CYCLE
Return on Average Capital Employed
□ ExxonMobil ▤ Major Chemical Competitors[1]
(percent)


35
30
25
20
15
10
5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

(1) Chemical competitor values calculated on a consistent basis with ExxonMobil, based on public information. Competitor information estimated for 2004.

BUSINESS MIX ENHANCES PROFITABILITY
Segment Earnings
□ Specialties ▤ Commodities
(billions of dollars)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

STATISTICAL RECAP	**2004**	2003	2002	2001	2000
Earnings[1] *(millions of dollars)*	**3,428**	1,432	830	882	1,161
Prime product sales[2] *(thousands of metric tons)*	**27,788**	26,567	26,606	25,780	25,637
Average capital employed *(millions of dollars)*	**14,608**	14,099	13,645	13,839	13,814
Return on average capital employed *(percent)*	**23.5**	10.2	6.1	6.4	8.4
Capital expenditures *(millions of dollars)*	**690**	692	954	872	1,468

(1) Earnings included a $175 million extraordinary gain on asset divestitures in 2001.
(2) Prime product sales include ExxonMobil's share of equity-company volumes and finished-product transfers to the Downstream. Carbon-black oil volumes are excluded.

Our Chemical Business

ExxonMobil's unique mix of chemical business lines delivers superior performance relative to the competition throughout the business cycle. The Company holds strong positions in many of the largest-volume and highest-growth petrochemicals. In fact, over 90 percent of our chemical capacity is employed in businesses where we rank first or second in market share by worldwide volume.

Premier Petrochemical Company

Return on average capital employed (10-year)	14 percent
Businesses ranked 1 or 2 by market share	>90 percent
Capital employed (at year end)	$15 billion
Prime product sales (tons)	28 million
Percent integrated capacity	>90 percent
Product marketing diversity	>150 countries

Our high-volume commodity chemical portfolio, a growth driver in times when the global economy is expanding, provided strong earnings in 2004. We are one of the largest producers of olefins, a basic petrochemical building block that is used as a raw material in a variety of consumer applications including packaging, automotive parts, and household goods. We are the largest producer of polyolefins, which include polyethylene, the largest-volume plastic; and polypropylene, one of the fastest growing polymers.

OUR CHEMICAL STRATEGIES

We derive strong competitive advantages from our unique combination of low-cost feedstocks, proprietary technology, lower costs through operational excellence, product application expertise, and integration synergies. Our competitors, both chemical companies and other major oil companies, may benefit from one or more of these attributes. But none of the competition has been able to replicate the advantage we gain from the combination of the parts.

Our strategies capitalize on these advantages and are highlighted below:

- Focus on businesses that capitalize on core competencies;
- Capture full benefits of integration across all ExxonMobil operations;
- Continuously reduce costs to achieve best-in-class performance;
- Build proprietary technology positions; and,
- Invest selectively in globally advantaged projects.

ExxonMobil Chemical leads the industry with innovative applications of complex catalyst technologies and process integrations that drive more efficient production and stronger margins for our diverse slate of products.

Profitability continued to improve in our aromatics business in 2004 where industry demand grew by 6 percent. We are the largest producer of paraxylene, the main raw material in polyester fibers and polyethylene terephthalate (PET) recyclable bottles; and benzene, a primary component in a broad array of products ranging from nylon to polystyrene.

In addition to being a leading supplier of primary petrochemical products, we also have a premier position in highly profitable specialty chemicals. Earnings for these products are less volatile than commodity petrochemicals and, over the business cycle, provide a significant return uplift to the entire portfolio. ExxonMobil continues to grow and strengthen these businesses through new product development and expansion into new markets.

We manufacture our products in 55 wholly owned and joint-venture facilities around the world. Our sites are located to benefit from low-cost raw materials and to optimize supply into the major demand centers.

Key Products Meet Diverse Consumer Needs


Products
Markets
Polyolefins
Films
Synthetics
Elastomers
Olefins
Plasticizer/Oxo
Specialty Fluids
Butyl Rubber
Adhesive Polymers
Aromatics
Solvents
Food packaging
Storage containers
Synthetic fibers
Automotive parts
Lubricants
Inks
Tires
Adhesives
Soda bottles
Diapers
Pesticides
Commodities
Specialties

Above – Integration at many sites, including our Baton Rouge refinery and chemical complex, enables us to optimize production to the highest-value outlet.

Below – We manufacture adhesive polymers – used to make tape, labels, and other adhesive products – in North America, Europe, Japan, and China.

Across the breadth of products ExxonMobil Chemical delivers to customers around the world, each takes advantage of industry-leading research aimed at enhancing both product performance and profitability.

Capturing the Benefits of Integration

More than 90 percent of our owned and operated chemical capacity is adjacent to and integrated with our large refining complexes or gas processing plants. At these facilities, more than 60 products are transferred between the refinery and the chemical plant. We use this integrated flexibility and the latest modeling technology to tailor our feedstock sourcing and products to the mix that maximizes margins and shareholder value in response to changing market conditions.

Our manufacturing sites are designed and built to maximize synergies. We save costs through coordinated technology development, joint facilities planning and maintenance, and common shared systems and support functions.

The flexibility that comes with feedstock and fuels integration is a unique competitive advantage in our industry. The physical co-location of our world-scale refineries and chemical plants is not easy to replicate.

Focused Where We Are Among the Best

Businesses	Worldwide Rank Based on Market Share
Commodities	
Paraxylene	#1
Olefins	#2
Polyethylene	#2
Polypropylene	#4
Specialties	
Butyl Polymers	#1
Fluids	#1
Plasticizers / Oxo	#1
Synthetics	#1
Oriented Polypropylene Films	#1
Adhesive Polymers	#1
Petroleum Additives	#2
Ethylene Elastomers	#2

Reducing Costs to Best-in-Class

The Company's demonstrated strength of focusing on safety, productivity, reliability, and quality increases the contribution of existing assets. These efforts reduced unit costs by 4 percent in 2004, as we continued to capture efficiencies.

We focus continually on improving efficiency and reducing the costs of manufacturing, sales, and distribution. Work force productivity, a key underlying component, has improved 15 percent since 2001.

Selective Investing for Further Growth

Investment discipline is a cornerstone of ExxonMobil Chemical's strategy. We seek investment opportunities that offer distinct competitive advantages that will enhance returns above those generally available to industry.

In 2004, the Company continued to focus on selective growth in high-return specialty businesses and on low-cost debottlenecks of existing capacity.

For example, we started up the Baton Rouge metallocene ethylene elastomer plant in early 2004. This one-of-a-kind, 90,000-ton-per-year facility capitalizes on the flexibility of ExxonMobil's patented *Exxpol* metallocene catalysts and our proprietary manufacturing process to make next-generation elastomers for use in a broad array of products.



The Singapore steam cracker started up in 2001. Its capacity is being expanded by 75,000 tons per year to more than 900,000 thousand tons per year.

The combination of world-scale manufacturing plants, proprietary catalysts, and product application knowledge is a source of competitive advantage for ExxonMobil's polypropylene business.

We commenced debottlenecking our world-scale steam crackers in Singapore and Saudi Arabia in 2004. Other debottlenecking projects are scheduled for 2005, which typically add capacity at half the cost of new greenfield plants.

Planning is progressing on four major projects that will provide advantaged growth opportunities toward the end of this decade.

- In China, development continues on the integrated Fujian project, including the construction of an 800,000-ton-per-year ethylene steam cracker, polyethylene and polypropylene units, and a 700,000-ton-per-year paraxylene unit.
- A feasibility study for a second steam-cracking train in Singapore is being progressed. The Singapore Chemical Plant, ExxonMobil Chemical's single largest investment in the world, started up in 2001. The additional world-scale train would be integrated with the existing complex.
- In Qatar, a joint feasibility study with Qatar Petroleum has begun for a steam cracker and derivatives complex that is expected to utilize ethane feedstock from new gas development projects from the 900-trillion-cubic-foot North Field. It will competitively supply products to high-growth areas in Asia.
- ExxonMobil and Pequiven SA are jointly progressing a petrochemical project in Venezuela that would include a steam cracker and derivatives units fed with advantaged ethane.

ExxonMobil Chemical invests in globally competitive projects that offer distinctive competitive advantages.



Van Parker, process engineer, takes a sample from the Xylene Recovery Unit in Baton Rouge, Louisiana.

Corporate Citizenship



At ExxonMobil, corporate citizenship means meeting energy demand in an economically, environmentally, and socially responsible manner.

2004 HIGHLIGHTS

"Nobody Gets Hurt." In 2004, fatalities, lost-time injuries, and total reportable injuries for both employees and contractors were at record low levels. Improved performance has resulted in a ten-fold reduction in lost-time incidents in the last decade.

Record energy efficiency achieved at refinery and chemical facilities, reducing greenhouse gas emissions.

$84 billion in tax payments to support local, state, and national governments.

$106 million in charitable contributions and community development investments.

Our approach to corporate citizenship, along with our guidelines for ensuring understanding and adherence, is outlined in the ExxonMobil *Standards of Business Conduct*, and has been in existence for more than 30 years. These standards form the framework by which we operate around the globe – providing each of our employees with principles for managing day-to-day compliance with company standards.

PROMOTING SECURITY AWARENESS

To protect our people, assets, information, and reputation, Exxon Mobil Corporation's Global Security Department is spearheading a program to promote the security awareness of all Company personnel with the message that "Security Is Everybody's Business."

Today's environment demands vigilance by everyone. We are working to reinforce everyone's important role in our collective security.

ENVIRONMENTAL RESPONSIBILITY

ExxonMobil is committed to environmental performance excellence. We are an industry leader dedicated to responsible operations everywhere we do business. Our goal continues to be to drive operational incidents with environmental impact to zero.

We manage our environmental performance with the same rigor and discipline that underlie many of our other investments. One way we do this is through detailed Environmental Business Plans (EBPs) that integrate



ExxonMobil constructed wetlands at the Baytown, Texas, refinery to provide a cost-effective and natural way to treat some refinery wastewater streams. Bacteria that occur naturally in these wetlands consume impurities in the wastewater. Charles Harrison and Nan Crowther review this new process to reduce nitrates in wastewater.

The Company's Operations Integrity Management System (OIMS) requires ongoing evaluation and improvement of management systems and standards. Training on control of operations is one of the 11 key OIMS elements. All operations undergo regulatory compliance reviews as part of their OIMS requirements. Jan van Kampen and Marlou Bergboer inspect flow lines at one of 29 production locations in the Groningen gas field in the Netherlands.

We believe an organization that has a disciplined approach to safety carries that discipline into all aspects of its operations.

environmental improvement activities into annual operating objectives at each of our facilities. Our Operations Integrity Management System (OIMS) continues to be an effective framework for driving improvements in environmental performance.

In 2004, Lloyd's Register Quality Assurance (LRQA) attested that ExxonMobil fulfills the intent of the ISO 14001 Environmental Management Systems Standard through its Operations Integrity Management System.

"Deployment of the Operations Integrity Management System (OIMS) has contributed toward an overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance... We further believe ExxonMobil to be among the industry leaders in the extent to which environmental considerations have been integrated into its business processes for ongoing operations and for the planning and development of new projects."

Spills

Since 1996, spills from company-operated marine vessels have decreased by 90 percent. Nevertheless, we are not satisfied. Lessons derived from any spill or near-miss are used to further improve our performance and reduce incidents throughout the world. Our experiences are also shared with those who provide chartered marine services to us.

MARINE SPILLS (OPERATED FLEET)
□ Spills of More than a Barrel □ Spills of a Barrel or Less
(number of incidents)



25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

Energy Efficiency and Emissions Reduction

As we have for many years, ExxonMobil continues to take significant actions to improve energy efficiency and reduce greenhouse gas (GHG) emissions. These actions are consistent with our strategy of using research and technology to innovate and improve our environmental performance.

Our short-term actions include efforts to improve energy efficiency, reduce flaring, and increase cogeneration capacity. Our long-term actions are focused on developing advanced vehicle and fuels technologies to meet growing energy demand with reduced emissions.

In 2004, we achieved record performance in energy efficiency across our worldwide refining and chemical businesses, improving by over 3 percent versus 2003.

Cogeneration, the simultaneous production of electricity and steam, is a key energy-saving practice. ExxonMobil currently has interests in over 85 cogeneration facilities at over 30 locations worldwide. With production capacity of approximately 3,300 megawatts of electricity – enough to power 3 million U.S. homes – our cogeneration facilities, fueled primarily by clean-burning natural gas, have reduced emissions by 8 million tons per year.

In 2004, 400 megawatts of new cogeneration capacity was added at ExxonMobil facilities in the United States and Canada, and we expect to add an additional 400 megawatts in 2005. The total investment for both years is expected to be nearly $1 billion.

We also continue to invest in environmental research and development through partnerships with universities, research centers, and other organizations. For example, ExxonMobil is providing up to $100 million to Stanford University's Global Climate and Energy Project (GCEP) – a major long-term research program designed to accelerate the development

COGENERATION CAPACITY
(megawatts)


4,000
3,000
2,000
1,000
0
1970
1980
1990
2000
2005



Khalid Ashraf and Richard Huntington review the installation of a cogeneration unit at our Beaumont, Texas, refinery. With the latest turbine technology, cogeneration is approximately twice as efficient as traditional methods of producing steam and purchasing power from the grid.

of commercially viable technologies that can dramatically lower GHG emissions. Over the past year, GCEP launched new research targeting fundamental breakthroughs in technologies, including capture and storage of carbon dioxide, fuel cells, hydrogen fuels, and renewable energy. Further information about GCEP and current research projects is available at *gcep.stanford.edu*.

In 2004, ExxonMobil continued our partnerships with Toyota, a global leader in light-duty vehicle technology, and Caterpillar, a global leader in heavy-duty diesel technology, to develop advanced engine and fuel systems that can increase fuel efficiency and reduce emissions. ExxonMobil and Toyota engineers recently received an award from the Society of Automotive Engineers recognizing our work on how diesel fuel properties affect vehicle emissions.

EMPLOYMENT PRACTICES

We conduct business in about 200 countries and territories. Our work force is both culturally and geographically diverse. Our success as a business is rooted in the quality of our employees. Our objective is to hire the most qualified person available for each job. We are committed to providing a

ExxonMobil believes that one of the most important contributions we can make to a community is to support its economic growth.

positive work environment that values the wide-ranging perspectives inherent in our diverse work force. Thus, it is essential that ExxonMobil workplaces be free of all forms of harassment and discrimination.

ExxonMobil is committed to hiring employees from the communities in which we operate. As projects in areas such as West Africa, Asia, and Russia progress, we are implementing a proven strategy for work force nationalization. Increasing numbers of national employees are being trained and employed in operational and leadership roles both in their home country and around the world.

HEALTH AND SAFETY RESPONSIBILITY

In 2004, we achieved an industry-leading safety and health record and earned significant global recognition. Lost-time injuries continue to be reduced by 10 to 15 percent annually. We learn from all safety incidents and use these learnings to reinforce our commitment to continued safety improvement.

In addition to our safety efforts, we are committed to the security of our people, assets, and information. Our security measures take into account perceived risk, cost, effectiveness, applicable laws, and social norms. Our Operations Integrity Management System (OIMS) is our primary tool to identify, understand, and control risks across our diverse operations worldwide.

The OIMS process also allows us to continually improve and enhance our safety and health performance. For example, this year, following a comprehensive study of existing research and a review of current policies, ExxonMobil introduced corporate-wide requirements prohibiting the use of cellular phones while driving on company-related business.

Global Health

The world's health pandemics, namely malaria and HIV/AIDS, are taking a staggering toll in death and debilitation in some of the communities where we operate, particularly in West Africa.

Every year, there are at least 300 million acute malaria cases, resulting in more than a million deaths. Since 2000, ExxonMobil has given more than $10 million to fund health organizations and programs to fight malaria. Our *Africa Health Initiative* grants include programs to tackle malaria at the individual community level, to support the research and development of new medicines, and to advocate for global commitment and support in the fight against malaria.

In 2004, ExxonMobil developed a comprehensive African workplace program known as *StopAIDS* to help address HIV/AIDS where we live and work. By mid-2005, our employees in more than 20 African countries will be participating in the program. *StopAIDS* education covers areas such as understanding HIV/AIDS, assessing personal risk, protection, the role of counseling, and living positively with HIV/AIDS. ExxonMobil does not test for HIV, and HIV status itself is not a factor in deciding an employee's ability to work.

RECORD LOW LOST-TIME INJURIES AND ILLNESSES

■ ExxonMobil Employees □ ExxonMobil Contractors

■ U.S. Petroleum Industry Benchmark [1]

(incidents per 200,000 work hours)


0.8
0.6
0.4
0.2
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

(1) Employee safety data from participating API companies.



Women and children gather at Soyo Hospital in Angola to receive insecticide-treated bednets courtesy of ExxonMobil's *Africa Health Initiative.* Malaria is Africa's leading cause of mortality among children under five.

SOCIAL RESPONSIBILITY

Our partnerships with communities are dynamic and take many forms. Conducting operations throughout the world has taught us that there are unlimited challenges in meeting society's complex expectations. Wherever ExxonMobil operates, we strive to support and strengthen local communities. Because "we live here too," investing in community projects and helping to build individual and organizational capacity through training and development are important to us.

Economic Capacity Building

ExxonMobil believes that one of the most important contributions we can make to a community is to support economic growth. We do this through investment, employment, support for the rule of law, assistance with education and training, the transfer of knowledge and skills, and the purchase of certain local goods and services.

In 2004, for example, ExxonMobil launched a new volunteer program in Nigeria that utilizes employees as tutors and mentors to secondary school students. The classes emphasize core science/social science subjects such as math, chemistry, physics, and civic education. Employees lend both expertise and encouragement to the students – enhancing the learning experience for local youth as well as introducing them to potential career opportunities.

Community Engagement

Before investing in major projects in new areas, ExxonMobil prepares comprehensive social needs assessments. This formal process identifies both potential risks to the community, as well as local needs and aspirations.

We are committed to ongoing engagement with our communities. During the life of a project or facility, we work to meet regularly with community leaders, community associations and nongovernmental organizations that are interested in our operations. Two-way dialogue helps us better understand the viewpoints and concerns of the diverse communities in which we operate, and provides us with an opportunity to share information on our operational processes, environmental safeguards, future plans, and strategies.

During 2004, ExxonMobil affiliates worldwide provided $106 million in charitable contributions and community-development investments. We directed more than $40 million of the funding to education, with other priority areas in health and environmental projects.

DISASTER RELIEF IN ASIA PACIFIC

Responding to the devastating tsunami in December 2004, ExxonMobil affiliates worked with governments, relief organizations, and health institutions to understand and address the needs of local communities. During the first week of the crisis, the Company provided immediate financial assistance as well as air transportation, food and medical supplies, tarpaulins for refugee shelters, and other in-kind necessities to some of the affected communities. The Company announced a $5 million contribution to the tsunami relief efforts. In addition, the Company is matching donations worldwide from employees, retirees and surviving spouses, dealers, and distributors.

CORPORATE GOVERNANCE

At ExxonMobil, our straightforward business model, high standards of integrity and legal compliance, governance practices, and management control systems are key to achieving long-term, sustainable performance. In our view, the methods we employ to attain results are as important as the results themselves. We are committed to candor, honesty, and integrity in all aspects of our business, including the reports we make to investors.

ExxonMobil has a long history of corporate governance leadership. We have: a majority of independent directors; audit, governance, compensation, public issues, and contributions committees composed entirely of independent directors; board resolutions authorizing and directing committee activities; committee charters; and comprehensive, documented, and widely distributed *Standards of Business Conduct*. ExxonMobil's corporate governance practices and financial controls meet the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange listing standards. For more information on governance, visit our website at *www.exxonmobil.com*.

ADDITIONAL INFORMATION

A complete copy of ExxonMobil's *Corporate Citizenship Report** is available on the Internet at *www.exxonmobil.com*.

**This year, our* Corporate Citizenship Report *is produced in accordance with the International Petroleum Industry Environmental Conservation Association (IPIECA) and the American Petroleum Institute's (API) recently developed Guidance on Non-Financial "Sustainability" Reporting. ExxonMobil has been an active participant, along with others in the industry, in developing this guidance.*

Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE SHAREHOLDERS OF EXXON MOBIL CORPORATION:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Exxon Mobil Corporation as of December 31, 2004, and 2003, and for each of the three years in the period ended December 31, 2004 (not presented herein), management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004 (not presented herein) and the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004; and in our report dated February 28, 2005, we expressed unqualified opinions thereon. The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above appear in Appendix A to the Proxy Statement for the 2005 annual meeting of shareholders of the Corporation.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Dallas, Texas
February 28, 2005

PricewaterhouseCoopers LLP

SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining, and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those significant subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation, and for which other shareholders do not possess the right to participate in significant management decisions. Also included are certain affiliates owned less than 50 percent, but where the Corporation has a majority economic interest.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products, and all other items are recorded when title passes to the customer.

The Corporation makes limited use of derivative instruments to offset its economic exposures associated with interest rates, foreign currency exchange rates, and hydrocarbon prices. Derivative instruments are recorded at fair value, and gains and losses arising from changes in fair value of those instruments are recorded in income. All derivatives activity is immaterial.

Inventories of crude oil, products, and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventories of materials and supplies are valued at cost or less.

The Corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion, and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil, gas, and other mineral reserves estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life taking obsolescence into consideration.

Asset retirement obligations that may be incurred at the end of the operating life of upstream properties are recorded as liabilities at fair value when the assets are installed. Over time, the liabilities are accreted for the change in present value. Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

The "functional currency" for translating the accounts of the majority of downstream and chemical operations outside the United States is the local currency. Local currency is also used for upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in highly inflationary economies and certain other countries.

Effective January 1, 2003, the fair value of future grants of employee stock-based awards is recorded in compensation expense over the vesting period. For grants made prior to that date, no expense is recorded for stock option awards, but for awards granted in the form of restricted stock, compensation expense based on the value of the shares on the date of grant is recorded over the vesting period.

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. For further information on litigation and other contingencies, see note 16 on page A46 of ExxonMobil's 2005 Proxy Statement.

Further information on the Corporation's accounting policies and practices can be found in ExxonMobil's 2005 Proxy Statement on pages A17 through A23 (Critical Accounting Policies) and on pages A30 through A32 (note 1 to the Financial Statements).

SUMMARY STATEMENT OF INCOME

(millions of dollars)	**2004**	2003	2002
Revenues and Other Income			
Sales and other operating revenue[1]	**291,252**	237,054	200,949
Income from equity affiliates	**4,961**	4,373	2,066
Other income	**1,822**	5,311	1,491
Total revenues and other income	**298,035**	246,738	204,506
Costs and Other Deductions			
Crude oil and product purchases	**139,224**	107,658	90,950
Production and manufacturing expenses	**23,225**	21,260	17,831
Selling, general, and administrative expenses	**13,849**	13,396	12,356
Depreciation and depletion	**9,767**	9,047	8,310
Exploration expenses, including dry holes	**1,098**	1,010	920
Merger-related expenses	**–**	–	410
Interest expense	**638**	207	398
Excise taxes[1]	**27,263**	23,855	22,040
Other taxes and duties	**40,954**	37,645	33,572
Income applicable to minority and preferred interests	**776**	694	209
Total costs and other deductions	**256,794**	214,772	186,996
Income before income taxes	**41,241**	31,966	17,510
Income taxes	**15,911**	11,006	6,499
Income from continuing operations	**25,330**	20,960	11,011
Discontinued operations, net of income tax	**–**	–	449
Cumulative effect of accounting change, net of income tax	**–**	550	–
Net income	**25,330**	21,510	11,460
Net Income per Common Share (dollars)			
Income from continuing operations	**3.91**	3.16	1.62
Discontinued operations, net of income tax	**–**	–	0.07
Cumulative effect of accounting change, net of income tax	**–**	0.08	–
Net income	**3.91**	3.24	1.69
Net Income per Common Share – Assuming Dilution (dollars)			
Income from continuing operations	**3.89**	3.15	1.61
Discontinued operations, net of income tax	**–**	–	0.07
Cumulative effect of accounting change, net of income tax	**–**	0.08	–
Net income	**3.89**	3.23	1.68

(1) Excise taxes included in sales and other operating revenue are $27,263 million for 2004, $23,855 million for 2003, and $22,040 million for 2002.

The information in the Summary Statement of Income, the Summary Balance Sheet, and the Summary Statement of Cash Flows, shown on pages 38 through 40 is a replication of the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in ExxonMobil's 2005 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A26 through A53 of ExxonMobil's 2005 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A6 through A23 of the 2005 Proxy Statement.

SUMMARY BALANCE SHEET AT YEAR END

(millions of dollars)	**2004**	2003
Assets		
Current assets		
Cash and cash equivalents	**18,531**	10,626
Cash and cash equivalents – restricted	**4,604**	–
Notes and accounts receivable, less estimated doubtful amounts	**25,359**	24,309
Inventories		
Crude oil, products, and merchandise	**8,136**	7,665
Materials and supplies	**1,351**	1,292
Prepaid taxes and expenses	**2,396**	2,068
Total current assets	**60,377**	45,960
Investments and advances	**18,404**	15,535
Property, plant, and equipment, at cost, less accumulated depreciation and depletion	**108,639**	104,965
Other assets, including intangibles – net	**7,836**	7,818
Total assets	**195,256**	174,278
Liabilities		
Current liabilities		
Notes and loans payable	**3,280**	4,789
Accounts payable and accrued liabilities	**31,763**	28,445
Income taxes payable	**7,938**	5,152
Total current liabilities	**42,981**	38,386
Long-term debt	**5,013**	4,756
Annuity reserves	**10,850**	9,609
Accrued liabilities	**6,279**	5,283
Deferred income tax liabilities	**21,092**	20,118
Deferred credits and other long-term obligations	**3,333**	2,829
Equity of minority and preferred shareholders in affiliated companies	**3,952**	3,382
Total liabilities	**93,500**	84,363
Commitments and Contingencies		
Shareholders' Equity		
Benefit-plan-related balances	**(1,014)**	(634)
Common stock without par value (9,000 million shares authorized)	**5,067**	4,468
Earnings reinvested	**134,390**	115,956
Accumulated other non-owner changes in equity		
Cumulative foreign exchange translation adjustment	**3,598**	1,421
Minimum pension liability adjustment	**(2,499)**	(2,446)
Unrealized gains/(losses) on stock investments	**428**	511
Common stock held in treasury (1,618 million shares in 2004 and 1,451 million shares in 2003)	**(38,214)**	(29,361)
Total shareholders' equity	**101,756**	89,915
Total liabilities and shareholders' equity	**195,256**	174,278

The information in the Summary Statement of Income, the Summary Balance Sheet, and the Summary Statement of Cash Flows, shown on pages 38 through 40 is a replication of the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in ExxonMobil's 2005 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A26 through A53 of ExxonMobil's 2005 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A6 through A23 of the 2005 Proxy Statement.

SUMMARY STATEMENT OF CASH FLOWS

(millions of dollars)	**2004**	2003	2002
Cash Flows from Operating Activities			
Net income			
Accruing to ExxonMobil shareholders	**25,330**	21,510	11,460
Accruing to minority and preferred interests	**776**	694	209
Cumulative effect of accounting change, net of income tax	**–**	(550)	–
Adjustments for noncash transactions			
Depreciation and depletion	**9,767**	9,047	8,310
Deferred income tax charges/(credits)	**(1,134)**	1,827	297
Annuity provisions	**886**	(1,489)	(500)
Accrued liability provisions	**806**	264	(90)
Dividends received greater than/(less than) equity in current earnings of equity companies	**(1,643)**	(402)	(170)
Changes in operational working capital, excluding cash and debt			
Reduction/(increase) – Notes and accounts receivable	**(472)**	(1,286)	(305)
– Inventories	**(223)**	(100)	353
– Prepaid taxes and expenses	**11**	42	32
Increase/(reduction) – Accounts and other payables	**6,333**	1,130	365
Ruhrgas transaction	**–**	(2,240)	1,466
All other items – net	**114**	51	(159)
Net cash provided by operating activities	**40,551**	28,498	21,268
Cash Flows from Investing Activities			
Additions to property, plant, and equipment	**(11,986)**	(12,859)	(11,437)
Sales of subsidiaries, investments, and property, plant, and equipment	**2,754**	2,290	2,793
Increase in restricted cash and cash equivalents	**(4,604)**	–	–
Additional investments and advances	**(2,287)**	(809)	(2,012)
Collection of advances	**1,213**	536	898
Net cash used in investing activities	**(14,910)**	(10,842)	(9,758)
Cash Flows from Financing Activities			
Additions to long-term debt	**470**	127	396
Reductions in long-term debt	**(562)**	(914)	(246)
Additions to short-term debt	**450**	715	751
Reductions in short-term debt	**(2,243)**	(1,730)	(927)
Additions/(reductions) in debt with less than 90-day maturity	**(66)**	(322)	(281)
Cash dividends to ExxonMobil shareholders	**(6,896)**	(6,515)	(6,217)
Cash dividends to minority interests	**(215)**	(430)	(169)
Changes in minority interests and sales/(purchases) of affiliate stock	**(215)**	(247)	(161)
Common stock acquired	**(9,951)**	(5,881)	(4,798)
Common stock sold	**960**	434	299
Net cash used in financing activities	**(18,268)**	(14,763)	(11,353)
Effects of exchange rate changes on cash	**532**	504	525
Increase/(decrease) in cash and cash equivalents	**7,905**	3,397	682
Cash and cash equivalents at beginning of year	**10,626**	7,229	6,547
Cash and cash equivalents at end of year	**18,531**	10,626	7,229

The information in the Summary Statement of Income, the Summary Balance Sheet, and the Summary Statement of Cash Flows, shown on pages 38 through 40 is a replication of the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in ExxonMobil's 2005 Proxy Statement. For complete consolidated financial statements, including notes, please refer to pages A26 through A53 of ExxonMobil's 2005 Proxy Statement. See also management's discussion and analysis of financial condition and results of operations and other information on pages A6 through A23 of the 2005 Proxy Statement.

DIVIDEND AND SHAREHOLDER RETURN INFORMATION

	2004	2003	2002	2001	2000
Net income per common share *(dollars)*	**3.91**	3.24	1.69	2.23	2.55
Net income per common share – assuming dilution *(dollars)*	**3.89**	3.23	1.68	2.21	2.52
Dividends per common share *(dollars)*					
First quarter	**0.25**	0.23	0.23	0.22	0.22
Second quarter	**0.27**	0.25	0.23	0.23	0.22
Third quarter	**0.27**	0.25	0.23	0.23	0.22
Fourth quarter	**0.27**	0.25	0.23	0.23	0.22
Total	**1.06**	0.98	0.92	0.91	0.88
Annual dividend per share growth *(percent)*	**8.2**	6.5	1.1	3.4	4.3
Number of common shares outstanding *(millions)*					
Average	**6,482**	6,634	6,753	6,868	6,953
Average – assuming dilution	**6,519**	6,662	6,803	6,941	7,033
Year end	**6,401**	6,568	6,700	6,809	6,930
Cash dividends paid on common stock *(millions of dollars)*	**6,896**	6,515	6,217	6,254	6,123
Cash dividends paid to net income *(percent)*	**27**	30	54	41	35
Cash dividends paid to cash flow[1] *(percent)*	**17**	23	29	27	27
Annual total return to shareholders[2] *(percent)*	**27.9**	20.5	(8.9)	(7.6)	10.2
Market quotations for common stock *(dollars)*					
High	**52.05**	41.13	44.58	45.84	47.72
Low	**39.91**	31.58	29.75	35.01	34.94
Average daily close	**45.29**	36.14	37.70	41.29	41.42
Year-end close	**51.26**	41.00	34.94	39.30	43.47

(1) Cash flow from operating activities.

(2) Total return to shareholders is the appreciation of the stock price over a year plus the value of the dividends, with dividend reinvestment, and excluding trading commissions and taxes.

CUMULATIVE DISTRIBUTIONS TO SHAREHOLDERS

☐ Dividends ■ Share Purchases Net of Anti-Dilutive Purchases

(billions of dollars)


60
50
40
30
20
10
0
2000
2001
2002
2003
2004

LONG-TERM TOTAL SHAREHOLDER RETURN

Value of $1,000 Invested with Dividends Reinvested

ExxonMobil S&P 500

(dollars)


20,000
15,000
10,000
5,000
1,000
84
86
88
90
92
94
96
98
00
02
04

RESERVES SUMMARY – Net Proved Developed and Undeveloped Reserves[1]

	2004	2003	2002	2001	2000
Liquids, Including Tar Sands and Non-Consolidated Reserves[1] (millions of barrels at year end)					
Net proved developed and undeveloped reserves					
United States	**2,894**	3,218	3,352	3,494	3,480
Canada[1]	**1,848**	1,975	2,085	2,098	1,940
Europe	**1,029**	1,204	1,359	1,503	1,591
Asia Pacific	**613**	684	691	622	690
Africa	**2,654**	2,742	2,626	2,461	2,384
Middle East	**1,216**	833	803	788	756
Other	**2,259**	2,200	1,707	1,346	1,330
Total worldwide excluding year-end price/cost revisions	**12,513**	12,856	12,623	12,312	12,171
Year-end price/cost revisions	**(862)**	–	–	–	–
Total worldwide	**11,651**	12,856	12,623	12,312	12,171
Natural Gas, Including Non-Consolidated Reserves (billions of cubic feet at year end)					
Net proved developed and undeveloped reserves					
United States	**10,578**	11,424	12,239	12,924	13,296
Canada	**1,979**	2,341	2,882	3,183	3,516
Europe	**21,916**	23,849	24,336	25,252	26,017
Asia Pacific	**6,029**	7,285	7,958	8,301	8,546
Africa	**771**	583	436	379	375
Middle East	**14,122**	6,921	5,722	4,275	2,595
Other	**2,545**	2,366	2,145	1,632	1,521
Total worldwide excluding year-end price/cost revisions	**57,940**	54,769	55,718	55,946	55,866
Year-end price/cost revisions	**2,422**	–	–	–	–
Total worldwide	**60,362**	54,769	55,718	55,946	55,866
Reserves replacement ratio, excluding asset sales[2] *(percent)*	**125**	107	118	111	112
Reserves replacement ratio, including asset sales[2] *(percent)*	**112**	105	117	110	111
Reserves replacement ratio, including asset sales and year-end price/cost revisions *(percent)*	**83**	NA	NA	NA	NA

(1) ExxonMobil has significant interest in proven tar sands reserves in Canada. Please see Frequently Used Terms on pages 44 and 45 for the definition of reserves.
(2) Excluding year-end revisions associated with using December 31, 2004, prices and costs.

LEADING RESERVES BASE

Excluding sales and year-end price/cost revisions, the Company has added 19 billion oil-equivalent barrels to proved reserves over the last 10 years, more than replacing production. ExxonMobil's proved reserve base of 22 billion oil-equivalent barrels equates to a reserve life, at current production rates, of 14 years.

PROVED RESERVE REPLACEMENT[1]

■ Liquids Additions ■ Gas Additions ■ Production

(billions of oil-equivalent barrels)



2.5
2.0
1.5
1.0
0.5
0
94
95
96
97
98
99
00
01
02
03
04

(1) Excludes sales and 2004 year-end price/cost revisions.

GLOBAL SCALE – GEOGRAPHIC DIVERSITY

The Company's global reach, scale, and functional and geographic diversity are core strengths. The colored bars below represent the percentage of ExxonMobil's liquids production, natural gas production, petroleum product sales, and chemical prime product sales in each of the regions shown.

FUNCTIONAL AND GEOGRAPHIC DIVERSITY— A CORE STRENGTH OF EXXONMOBIL

Relative Contribution in 2004 by Functional and Geographic Area

□ Crude and Natural Gas Liquids Production

■ Natural Gas Production Available for Sale

■ Petroleum Product Sales Volumes

■ Chemical Prime Product Sales Volumes

(percent)



47
23
26
24
Europe
27
20
15
8
Asia Pacific
37
31
49
46
Americas
32
7
5
3
Africa / Other

BUSINESS PROFILE[1]

	Earnings After Income Taxes			Capital and Exploration Expenditures			Average Capital Employed			Return on Average Capital Employed		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
(millions of dollars, except as noted)											*(percent)*	
Upstream												
United States	**4,948**	3,905	2,524	**1,922**	2,125	2,357	**13,355**	13,508	13,264	**37.0**	28.9	19.0
Non-U.S.	**11,727**	10,597	7,074	**9,793**	9,863	8,037	**37,287**	34,164	29,800	**31.5**	31.0	23.7
Total	**16,675**	14,502	9,598	**11,715**	11,988	10,394	**50,642**	47,672	43,064	**32.9**	30.4	22.3
Downstream												
United States	**2,186**	1,348	693	**775**	1,244	980	**7,632**	8,090	8,060	**28.6**	16.7	8.6
Non-U.S.	**3,520**	2,168	607	**1,630**	1,537	1,470	**19,541**	18,875	17,985	**18.0**	11.5	3.4
Total	**5,706**	3,516	1,300	**2,405**	2,781	2,450	**27,173**	26,965	26,045	**21.0**	13.0	5.0
Chemical												
United States	**1,020**	381	384	**262**	333	575	**5,246**	5,194	5,235	**19.4**	7.3	7.3
Non-U.S.	**2,408**	1,051	446	**428**	359	379	**9,362**	8,905	8,410	**25.7**	11.8	5.3
Total	**3,428**	1,432	830	**690**	692	954	**14,608**	14,099	13,645	**23.5**	10.2	6.1
Corporate and financing	**(479)**	1,510	(442)	**75**	64	77	**14,916**	6,637	4,878	**–**	–	–
Merger-related expenses	**–**	–	(275)	**–**	–	–	**–**	–	–	**–**	–	–
Discontinued operations	**–**	–	449	**–**	–	80	**–**	–	710	**–**	–	63.2
Accounting change	**–**	550	–	**–**	–	–	**–**	–	–	**–**	–	–
ExxonMobil total	**25,330**	21,510	11,460	**14,885**	15,525	13,955	**107,339**	95,373	88,342	**23.8**	20.9	13.5

(1) For definitions of selected financial performance measures, see Frequently Used Terms on pages 44 and 45.

VOLUMES SUMMARY

	2004	2003	2002	2001	2000
Net production of crude oil and natural gas liquids			*(thousands of barrels daily)*		
United States	**557**	610	681	712	733
Non-U.S.	**2,014**	1,906	1,815	1,830	1,820
Total worldwide	**2,571**	2,516	2,496	2,542	2,553
Net natural gas production available for sale			*(millions of cubic feet daily)*		
United States	**1,947**	2,246	2,375	2,598	2,856
Non-U.S.	**7,917**	7,873	8,077	7,681	7,487
Total worldwide	**9,864**	10,119	10,452	10,279	10,343
			(thousands of oil-equivalent barrels daily)		
Oil-equivalent production*	**4,215**	4,203	4,238	4,255	4,277
Refinery throughput			*(thousands of barrels daily)*		
United States	**1,850**	1,806	1,834	1,811	1,862
Non-U.S.	**3,863**	3,704	3,609	3,731	3,780
Total worldwide	**5,713**	5,510	5,443	5,542	5,642
Petroleum product sales					
United States	**2,872**	2,729	2,731	2,751	2,669
Non-U.S.	**5,338**	5,228	5,026	5,220	5,324
Total worldwide	**8,210**	7,957	7,757	7,971	7,993
Gasoline, naphthas	**3,301**	3,238	3,176	3,165	3,122
Heating oils, kerosene, diesel	**2,517**	2,432	2,292	2,389	2,373
Aviation fuels	**698**	662	691	721	749
Heavy fuels	**659**	638	604	668	694
Specialty products	**1,035**	987	994	1,028	1,055
Total worldwide	**8,210**	7,957	7,757	7,971	7,993
Chemical prime product sales			*(thousands of metric tons)*		
United States	**11,521**	10,740	11,386	11,078	11,736
Non-U.S.	**16,267**	15,827	15,220	14,702	13,901
Total worldwide	**27,788**	26,567	26,606	25,780	25,637

*Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

Frequently Used Terms

Listed below are definitions of several of ExxonMobil's key business and financial performance measures and other terms. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments, and property, plant, and equipment from the Summary Statement of Cash Flows. This cash flow is the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic and financial objectives. Assets are divested when they are no longer meeting these objectives, or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

(millions of dollars)	**2004**	2003	2002
Net cash provided by operating activities	**40,551**	28,498	21,268
Sales of subsidiaries, investments and property, plant, and equipment	**2,754**	2,290	2,793
Cash flow from operations and asset sales	**43,305**	30,788	24,061

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant, and equipment, and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and shareholders' equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

(millions of dollars)	**2004**	2003	2002
Business uses: asset and liability perspective			
Total assets	**195,256**	174,278	152,644
Less liabilities and minority share of assets and liabilities			
Total current liabilities excluding notes and loans payable	**(39,701)**	(33,597)	(29,082)
Total long-term liabilities excluding long-term debt and equity of minority and preferred shareholders in affiliated companies	**(41,554)**	(37,839)	(35,449)
Minority share of assets and liabilities	**(5,285)**	(4,945)	(4,210)
Add ExxonMobil share of debt-financed equity-company net assets	**3,914**	4,151	4,795
Total capital employed	**112,630**	102,048	88,698
Total corporate sources: debt and equity perspective			
Notes and loans payable	**3,280**	4,789	4,093
Long-term debt	**5,013**	4,756	6,655
Shareholders' equity	**101,756**	89,915	74,597
Less minority share of total debt	**(1,333)**	(1,563)	(1,442)
Add ExxonMobil share of equity-company debt	**3,914**	4,151	4,795
Total capital employed	**112,630**	102,048	88,698

CAPITAL AND EXPLORATION EXPENDITURES (Capex)

Capital and exploration expenditures are the combined total of additions at cost to property, plant, and equipment, and exploration expenses on a before-tax basis from the Consolidated Statement of Income. ExxonMobil's capex includes its share of similar costs for equity companies. Capex excludes depreciation on the cost of exploration support equipment and facilities recorded to property, plant, and equipment when acquired. While ExxonMobil's management is responsible for all investments and elements of net income, particular focus is placed on managing the controllable aspects of this group of expenditures.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROCE)

Return on average capital employed is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our capital employed definition, and exclude the cost of financing. The Corporation's total ROCE is net income excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years, and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which tend to be more cash-flow based, are used for future investment decisions.

(millions of dollars)	**2004**	2003	2002
Net income	**25,330**	21,510	11,460
Financing costs (after tax)			
Third-party debt	**(137)**	(69)	(81)
ExxonMobil share of equity companies	**(185)**	(172)	(227)
All other financing costs – net[1]	**54**	1,775	(127)
Total financing costs	**(268)**	1,534	(435)
Earnings excluding financing costs	**25,598**	19,976	11,895
Average capital employed	**107,339**	95,373	88,342
Return on average capital employed – corporate total	**23.8%**	20.9%	13.5%

(1) "All other financing costs – net" in 2003 includes interest income (after tax) associated with the settlement of a U.S. tax dispute.

LIQUIDS AND NATURAL GAS RESERVES

In this report, we use the term "reserves" to mean quantities of oil and gas that ExxonMobil has determined to be reasonably certain of recovery under existing economic and operating conditions on the basis of our long-standing, rigorous management review process. We only book reserves when we have made significant funding commitments for the related projects. In this report, we aggregate reserves of consolidated and equity companies, excluding royalties and quantities due others, since ExxonMobil does not view these reserves differently from a management perspective. To reflect management's view of ExxonMobil's total liquids reserves, oil and gas reserves in this report also include tar sands reserves from Canadian Syncrude operations, which are reported separately as mining reserves in our SEC filings. Tar sands reserves included in this report totaled 757 million barrels at year-end 2004, 781 million barrels at year-end 2003, 800 million barrels at year-end 2002, 821 million barrels at year-end 2001, and 610 million barrels at year-end 2000. We determine reserves based on our long-term view of future price levels consistent with our investment decisions. Based on Securities and Exchange Commission guidance, ExxonMobil is also stating, for the first time, our results to reflect the impacts to the proved reserve base utilizing December 31 liquids and natural gas prices ("year-end price/cost revisions"). On this basis, year-end reserves, including year-end price/cost revisions, totaled 21.7 billion oil-equivalent barrels. Excluding year-end price/cost revisions, reserves totaled 22.2 billion oil-equivalent barrels.

RESOURCES, RESOURCE BASE, AND RECOVERABLE RESOURCES

Resources, resource base, recoverable oil, recoverable hydrocarbons, recoverable resources, and similar terms used in this report include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

RESERVES REPLACEMENT RATIO

Reserves replacement ratio is a performance measure that is calculated using proved oil-equivalent reserves additions divided by oil-equivalent production. Both proved reserves additions and production include amounts applicable to equity companies. The ratio usually reported by ExxonMobil excludes sales and year-end price/cost revisions, and includes Canadian tar sands operations in both additions and production volumes. See the definition of "liquids and natural gas reserves" above. When reporting the ratio, the inclusions and exclusions are listed, as shown on page 42.

FINDING COSTS

Finding costs per oil-equivalent barrel is a performance measure which is calculated using the Exploration portion of Upstream capital and exploration expenditures divided by new field resource additions (in oil-equivalent barrels). ExxonMobil refers to new discoveries and acquisitions of discovered, but undeveloped, resources as new field resource additions. It includes quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

	2004	2003	2002
Exploration portion of Upstream capital & exploration expenditures *(millions of dollars)*	**1,283**	1,215	1,310
New field resource additions *(millions of oil-equivalent barrels)*	**2,940**	2,110	2,150
Finding cost per oil-equivalent barrel *(dollars)*	**0.44**	0.58	0.61

Directors, Officers, and Affiliated Companies



BOARD OF DIRECTORS

Michael J. Boskin ..... *T.M. Friedman Professor of Economics and Senior Fellow*, Hoover Institution, Stanford University

James R. Houghton ... *Chairman of the Board and Chief Executive Officer*, Corning Incorporated (communications, advanced materials and display products)

William R. Howell ..... *Chairman Emeritus*, J.C. Penney Company, Inc. (department store and catalog chain)

Reatha Clark King .... *Former Chairman of the Board of Trustees*, General Mills Foundation, the philanthropic foundation of General Mills, Inc. (manufacturer and marketer of consumer food products)

Philip E. Lippincott .... *Retired Chairman and Chief Executive Officer*, Scott Paper Company (sanitary paper, printing and publishing papers, and forestry operations); *Retired Chairman of the Board*, Campbell Soup Company (manufacturer and marketer of branded convenience food products)

Board of Directors, from left to right: James R. Houghton, Walter V. Shipley, Philip E. Lippincott, Reatha Clark King, Lee R. Raymond, Rex W. Tillerson, Marilyn Carlson Nelson, Michael J. Boskin, Henry A. McKinnell, Jr., William R. Howell

Henry A. McKinnell, Jr. ... *Chairman of the Board and Chief Executive Officer*, Pfizer Inc (pharmaceuticals)

Marilyn Carlson Nelson ... *Chairman and Chief Executive Officer*, Carlson Companies, Inc. (travel, hotel, restaurant, cruise, and marketing services)

Lee R. Raymond .... *Chairman and Chief Executive Officer*

Walter V. Shipley .... *Retired Chairman of the Board*, The Chase Manhattan Corporation and The Chase Manhattan Bank (banking and finance)

Rex W. Tillerson .... *President*

STANDING COMMITTEES OF THE BOARD

Audit Committee	J.R. Houghton *(Chair)*, W.R. Howell, R.C. King, H.A. McKinnell, Jr.
Board Advisory Committee on Contributions	M.C. Nelson *(Chair)*, W.R. Howell, R.C. King, P.E. Lippincott
Board Affairs Committee	W.V. Shipley *(Chair)*, M.J. Boskin, P.E. Lippincott, H.A. McKinnell, Jr.
Compensation Committee	W.R. Howell *(Chair)*, J.R. Houghton, R.C. King, W.V. Shipley
Finance Committee	L.R. Raymond *(Chair)*, M.J. Boskin, J.R. Houghton, P.E. Lippincott, M.C. Nelson
Public Issues Committee	M.J. Boskin *(Chair)*, H.A. McKinnell, Jr., M.C. Nelson, W.V. Shipley
Executive Committee	L.R. Raymond *(Chair)*, J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson

OFFICERS

L.R. Raymond	*Chairman of the Board**
R.W. Tillerson	*President**
E.G. Galante	*Senior Vice President**
S.R. McGill	*Senior Vice President**
J.S. Simon	*Senior Vice President**
L.J. Cavanaugh	*Vice President – Human Resources*
A.T. Cejka	*Vice President**
K.P. Cohen	*Vice President – Public Affairs*
H.R. Cramer	*Vice President**
P.J. Dingle	*Vice President**
M.J. Dolan	*Vice President**
M.E. Foster	*Vice President**
H.H. Hubble	*Vice President – Investor Relations and Secretary**
D.D. Humphreys	*Vice President and Treasurer**
G.L. Kohlenberger	*Vice President**
C.W. Matthews	*Vice President and General Counsel**
P.T. Mulva	*Vice President and Controller**
R.D. Nelson	*Vice President – Washington Office*
S.D. Pryor	*Vice President**
J.M. Spellings	*General Manager – Corporate Planning*
S.K. Stuewer	*Vice President – Safety, Health and Environment*
P.E. Sullivan	*Vice President and General Tax Counsel**

*Required to file reports under Section 16 of the Securities Exchange Act of 1934.

FUNCTIONAL AND SERVICE ORGANIZATIONS

Upstream

A.T. Cejka	*President*, ExxonMobil Exploration Company*
M.W. Albers	*President*, ExxonMobil Development Company*
M.E. Foster	*President*, ExxonMobil Production Company*
P.J. Dingle	*President*, ExxonMobil Gas & Power Marketing Company*
S.M. Cassiani	*President*, ExxonMobil Upstream Research Company; *President*, ExxonMobil Upstream Technical Computing Company

Downstream

S.D. Pryor	*President*, ExxonMobil Refining & Supply Company*
H.R. Cramer	*President*, ExxonMobil Fuels Marketing Company*
G.L. Kohlenberger	*President*, ExxonMobil Lubricants & Petroleum Specialties Company*
W.R.K. Innes	*President*, ExxonMobil Research and Engineering Company

Chemical

M.J. Dolan	*President*, ExxonMobil Chemical Company*

Other

T.J. Hearn	*Chairman of the Board*, Imperial Oil Limited
S.J. Glass, Jr.	*President*, ExxonMobil Global Services Company

Investor Information

ExxonMobil offers its shareholders a wide range of services and several ways to access important company information.

SHAREHOLDER SERVICES

Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at EquiServe Trust Company, N.A., ExxonMobil's transfer agent:

ExxonMobil Shareholder Services
P.O. Box 43008
Providence, RI 02940-3008

1-800-252-1800
(Within the continental U.S. and Canada)
1-781-575-2058
(Outside the continental U.S. and Canada)

An automated voice-response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at *www.exxonmobil.equiserve.com*

STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

EquiServe Trust Company, N.A. sponsors a stock purchase and dividend reinvestment plan, the EquiServe Investment Plan for Exxon Mobil Corporation Common Stock, in which participants can purchase ExxonMobil stock and reinvest dividends without contacting a broker. You do not have to be a shareholder to enroll. For more information and plan materials, go to *www.exxonmobil.equiserve.com* and select Shareholder Services or call or write ExxonMobil Shareholder Services.

DIVIDEND DIRECT DEPOSIT

Shareholders may have their dividends deposited directly into their bank accounts. If you'd like to elect this option, go to *www.exxonmobil.equiserve.com* or call or write ExxonMobil Shareholder Services for an authorization form.

ELECTRONIC DELIVERY OF DOCUMENTS

Registered shareholders can receive the following online, instead of by mail:

- *Summary Annual Report*
- *Proxy Statement*
- *Tax Documents*
- *Dividend Reinvestment Statements*

EXXONMOBIL ON THE INTERNET

A Quick, Easy Way to Get Information About ExxonMobil
ExxonMobil publications and important shareholder information are available on the Internet at:

www.exxonmobil.com

- Shareholder Publications
- Current Stock Price
- Dividend Information
- Contact Information
- Stock Purchase and Dividend Reinvestment Plan
- Press Releases
- Management Presentations
- Economic and Energy Outlook
- Corporate Governance Guidelines

EXXONMOBIL PUBLICATIONS

The publications listed below, all of which can be found on the Internet at *www.exxonmobil.com*, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

- *2004 Summary Annual Report*
- *2004 Annual Report on Form 10-K*
- *2004 Financial and Operating Review,* a report on ExxonMobil's businesses, strategies, and results
- *2004 Corporate Citizenship Report*
- *The Lamp,* a quarterly shareholder magazine with news and features about ExxonMobil's worldwide activities
- *A Report of Energy Trends, Greenhouse Gas Emissions and Alternative Energy*

DUPLICATE ANNUAL REPORTS

Shareholders may eliminate duplicate report mailings by marking their proxy card, or by writing or calling ExxonMobil Shareholder Services.

CORPORATE GOVERNANCE

Our Corporate Governance Guidelines are available by selecting Investor Information on our website at *www.exxonmobil.com*.

EXECUTIVE CERTIFICATIONS

ExxonMobil has included as Exhibit 31 to its 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the chief executive officer, principal accounting officer, and principal financial officer of the Company regarding the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

General Information

Corporate Headquarters

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Additional copies may be
obtained by writing or phoning:
Phone: 972-444-1000
Fax: 972-444-1505

Shareholder Relations

Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

Market Information

The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held at 9:00 a.m. Central Time on Wednesday, May 25, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at *www.exxonmobil.com* approximately one week prior to the event.

ExxonMobil

Included in this *Summary Annual Report* are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Proxy Statement for ExxonMobil's 2005 Annual Meeting. The Proxy Statement also includes management's discussion and analysis of financial condition and results of operations. The ExxonMobil website, *www.exxonmobil.com*, contains the Proxy Statement and other company publications, including ExxonMobil's *Financial and Operating Review*, which provides additional detail about the Company's global operations.

Exxon Mobil Corporation has numerous affiliates, many with names that include ExxonMobil, *Exxon*, *Mobil*, and *Esso*. For convenience and simplicity, those terms and terms such as Corporation, company, our, we, and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Abbreviated references describing global or regional operational organizations, and global or regional business lines are also sometimes used for convenience and simplicity. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words such as venture, joint venture, partnership, co-venturer, and partner are used to indicate business relationships involving common activities and interests, and those words may not indicate precise legal relationships. The following are trademarks, service marks, or proprietary process names of Exxon Mobil Corporation or one of its subsidiaries: *Esso*, *Exxon*, *Exxpol*, *Mobil*, *Mobil 1*, *MSDW-2*, *On the Run*, and *Speedpass*. *Aston Martin*, *Bentley*, *BMW*, *Cadillac*, *Chrysler*, *Corvette*, *Dodge*, *Doutor*, *Innscor*, *McLaren*, *Mercedes*, *NASCAR*, *Nebula-20*, *Porsche*, *Saab*, *7-Eleven*, *Tesco*, *Tim Hortons*, *Toyota*, *Upromise*, and *West* are trademarks of third-party companies.

5959 Las Colinas Boulevard
Irving, Texas 75039-2298

www.exxonmobil.com


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